Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT NO. 5	Registration No. 333-176971
To Prospectus dated November 4, 2011

YRC Worldwide Inc.

UP TO $21,496,026 PRINCIPAL AMOUNT OF 10% SERIES A CONVERTIBLE

SENIOR SECURED NOTES DUE 2015 (THE “SERIES A NOTES”) AND COMMON

STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES A NOTES

UP TO $19,213,217 PRINCIPAL AMOUNT OF 10% SERIES B CONVERTIBLE

SENIOR SECURED NOTES DUE 2015 (THE “SERIES B NOTES”) AND COMMON

STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES B NOTES

UP TO 537,798 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated November 4, 2011 relating to resales from time to time by selling securityholders of (i) up to $21,496,026 principal amount of our Series A Notes held by certain selling securityholders and shares of our common stock issuable upon conversion of the Series A Notes held by certain securityholders, plus such additional indeterminate number of shares of common stock as may be required for issuance in respect of the Series A Notes as a result of anti-dilution provisions thereof or any liquidation preference associated therewith, (ii) up to $19,213,217 principal amount of our Series B Notes held by certain selling securityholders and shares of our common stock issuable upon conversion of the Series B Notes held by certain securityholders, plus such additional indeterminate number of shares of common stock as may be required for issuance in respect of the Series B Notes as a result of anti-dilution provisions thereof or any liquidation preference associated therewith and (iii) up to 537,798 shares of our common stock held by certain selling securityholders.

This prospectus supplement includes our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 3, 2012.

This prospectus supplement should be read in conjunction with the prospectus dated November 4, 2011, as supplemented and amended by prospectus supplement no. 1 dated November 9, 2011, prospectus supplement no. 2 dated December 1, 2011, prospectus supplement no. 3 dated February 28, 2012 and prospectus supplement no. 4 dated April 30, 2012. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated November 4, 2011.

NONE OF THE SECURITIES OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY, COMPLETENESS OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The date of this prospectus supplement is May 3, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 0-12255

YRC Worldwide Inc.

(Exact name of registrant as specified in its charter)

Delaware	48-0948788
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

10990 Roe Avenue, Overland Park, Kansas	66211
(Address of principal executive offices)	(Zip Code)

(913) 696-6100

(Registrant’s telephone number, including area code)

None

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at April 30, 2012
Common Stock, $0.01 par value per share	7,671,224 shares

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

CONSOLIDATED BALANCE SHEETS

YRC Worldwide Inc. and Subsidiaries

(Amounts in thousands except per share data)

	March 31, 2012	December 31, 2011
	(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$226,334	$200,521
Restricted amounts held in escrow	47,502	59,680
Accounts receivable, net	489,393	476,793
Prepaid expenses and other	119,595	100,965

Total current assets	882,824	837,959

Property and Equipment:
Cost	2,904,541	3,074,858
Less – accumulated depreciation	(1,615,614)	(1,738,304)

Net property and equipment	1,288,927	1,336,554

Intangibles, net	113,147	117,492
Restricted amounts held in escrow	98,337	96,251
Other assets	98,235	97,584

Total assets	$2,481,470	$2,485,840

Liabilities and Shareholders’ Deficit
Current Liabilities:
Accounts payable	$169,097	$151,922
Wages, vacations and employees’ benefits	214,768	210,409
Other current and accrued liabilities	296,056	303,946
Current maturities of long-term debt	9,970	9,459

Total current liabilities	689,891	675,736

Other Liabilities:
Long-term debt, less current portion	1,385,901	1,345,201
Deferred income taxes, net	31,770	31,687
Pension and postretirement	436,766	440,265
Claims and other liabilities	368,958	351,563

Shareholders’ Deficit:
Preferred stock, $1 par value per share	—	—
Common stock, $0.01 par value per share	69	68
Capital surplus	1,904,961	1,902,957
Accumulated deficit	(2,015,684)	(1,930,202)
Accumulated other comprehensive loss	(228,425)	(234,100)
Treasury stock, at cost (410 shares)	(92,737)	(92,737)

Total YRC Worldwide Inc. shareholders’ deficit	(431,816)	(354,014)
Non-controlling interest	—	(4,598)

Total shareholders’ deficit	(431,816)	(358,612)

Total liabilities and shareholders’ deficit	$2,481,470	$2,485,840

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

YRC Worldwide Inc. and Subsidiaries

For the Three Months Ended March 31

(Amounts in thousands except per share data)

(Unaudited)

	2012	2011
Operating Revenue	$1,194,255	$1,122,886

Operating Expenses:
Salaries, wages and employees’ benefits	703,826	680,818
Equity based compensation (benefit) expense	1,053	(1,053)
Operating expenses and supplies	293,235	277,183
Purchased transportation	119,635	119,662
Depreciation and amortization	49,028	49,810
Other operating expenses	67,917	67,900
(Gains) losses on property disposals, net	8,361	(3,046)

Total operating expenses	1,243,055	1,191,274

Operating Loss	(48,800)	(68,388)

Nonoperating Expenses:
Interest expense	36,405	38,803
Other, net	(455)	43

Nonoperating expenses, net	35,950	38,846

Loss Before Income Taxes	(84,750)	(107,234)
Income tax benefit	(3,161)	(4,551)

Net Loss	(81,589)	(102,683)
Less: Net Income (Loss) Attributable to Non-Controlling Interest	3,893	(489)

Net Loss Attributable to YRC Worldwide Inc.	(85,482)	(102,194)
Other comprehensive income, net of tax	5,675	3,639

Comprehensive loss attributable to YRC Worldwide Inc. Shareholders	$(79,807)	$(98,555)

Average Common Shares Outstanding – Basic	6,893	159
Average Common Shares Outstanding – Diluted	6,893	159

Basic and Diluted Loss Per Share
Net Loss Per Share – Basic	$(12.40)	$(643.56)
Net Loss Per Share – Diluted	$(12.40)	$(643.56)

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

YRC Worldwide Inc. and Subsidiaries

For the Three Months Ended March 31

(Amounts in thousands)

(Unaudited)

	2012	2011
Operating Activities:
Net loss	$(81,589)	$(102,683)
Noncash items included in net loss:
Depreciation and amortization	49,028	49,810
Paid-in-kind interest on Series A Notes and Series B Notes	6,262	—
Amortization of deferred debt costs	1,057	9,481
Equity based compensation (benefit) expense	1,053	(1,053)
Deferred income tax benefit	—	(329)
(Gains) losses on property disposals, net	8,361	(3,046)
Other noncash items	(2,017)	1,799
Changes in assets and liabilities, net:
Accounts receivable	(16,379)	(55,415)
Accounts payable	22,207	18,988
Other operating assets	(19,234)	(21,936)
Other operating liabilities	14,158	58,130

Net cash used in operating activities	(17,093)	(46,254)

Investing Activities:
Acquisition of property and equipment	(15,115)	(10,062)
Proceeds from disposal of property and equipment	9,981	11,577
Receipts from restricted escrow, net	10,092	—
Other, net	—	(161)

Net cash provided by investing activities	4,958	1,354

Financing Activities:
Asset backed securitization borrowings, net	—	24,449
Issuance of long-term debt	45,000	52,775
Repayment of long-term debt	(5,951)	(15,130)
Debt issuance costs	(1,101)	(3,526)

Net cash provided by financing activities	37,948	58,568

Net Increase In Cash and Cash Equivalents	25,813	13,668

Cash and Cash Equivalents, Beginning of Period	200,521	143,017

Cash and Cash Equivalents, End of Period	$226,334	$156,685

Supplemental Cash Flow Information:
Interest paid	$(31,530)	$(10,514)
Income tax refund, net	7,821	10,573
Lease financing transactions	—	8,985
Debt redeemed for equity consideration	1,124	—

The accompanying notes are an integral part of these statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ DEFICIT

YRC Worldwide Inc. and Subsidiaries

For the Three Months Ended March 31, 2012

(Amounts in thousands)

(Unaudited)

Common Stock
Beginning balance	$68
Issuance of equity upon conversion of Series B Notes	1

Ending balance	$69

Capital Surplus
Beginning balance	$1,902,957
Share-based compensation	865
Issuance of equity upon conversion of Series B Notes	1,139

Ending balance	$1,904,961

Accumulated Deficit
Beginning balance	$(1,930,202)
Net loss attributable to YRC Worldwide Inc.	(85,482)

Ending balance	$(2,015,684)

Accumulated Other Comprehensive Loss
Beginning balance	$(234,100)
Pension, net of tax:
Reclassification of net actuarial gains to net loss	2,918
Foreign currency translation adjustments	2,757

Ending balance	$(228,425)

Treasury Stock, At Cost
Beginning and ending balance	$92,737

Noncontrolling Interest
Beginning balance	$(4,598)
Net income attributable to the noncontrolling interest	3,893
Foreign currency translation adjustments	(43)
Divestiture of subsidiary	748

Ending Balance	$—

Total Shareholders’ Deficit	$(431,816)

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YRC Worldwide Inc. and Subsidiaries

(Unaudited)

1. Description of Business

YRC Worldwide Inc. (also referred to as “YRC Worldwide”, “the Company”, “we”, “us” or “our”), one of the largest transportation service providers in the world, is a holding company that through wholly owned operating subsidiaries and its interests in certain joint ventures offers its customers a wide range of transportation services. YRC Worldwide has one of the largest, most comprehensive less-than-truckload (LTL) networks in North America with local, regional, national and international capabilities. Through its team of experienced service professionals, YRC Worldwide offers industry-leading expertise in heavyweight shipments and flexible supply chain solutions, ensuring customers can ship industrial, commercial and retail goods with confidence. Our operating segments include the following:

•

YRC Freight is the reporting segment for our transportation service providers focused on business opportunities in national, regional and international services. YRC Freight provides for the movement of industrial, commercial and retail goods, primarily through centralized management and customer facing organizations. This unit includes our LTL subsidiary YRC Inc. (“YRC Freight”) and Reimer Express (“YRC Reimer”), a subsidiary located in Canada that specializes in shipments into, across and out of Canada. In addition to the United States (“U.S.”) and Canada, YRC Freight also serves parts of Mexico, Puerto Rico and Guam.

•

Regional Transportation is the reporting segment for our transportation service providers focused on business opportunities in the regional and next-day delivery markets. Regional Transportation is comprised of USF Holland Inc. (“Holland”), New Penn Motor Express (“New Penn”) and USF Reddaway Inc. (“Reddaway”). These companies each provide regional, next-day ground services in their respective regions through a network of facilities located across the United States; Canada; Mexico and Puerto Rico.

At March 31, 2012, approximately 80% of our labor force is subject to collective bargaining agreements, which predominantly expire in March 2015.

2. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of YRC Worldwide and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in non-majority owned affiliates or those in which we do not have control where the entity is either not a variable interest entity or YRC Worldwide is not the primary beneficiary, are accounted for on the equity method.

Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates. We have prepared the consolidated financial statements, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In management’s opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included in these financial statements herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

The board of directors approved a reverse stock split effective December 1, 2011 at a ratio of 1:300. The reverse stock split was effective on NASDAQ on December 2, 2011. All share numbers and per share amounts in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively adjusted to give effect to the reverse stock split.

Assets Held for Sale

When we plan to dispose of property or equipment by sale, the asset is carried in the financial statements at the lower of the carrying amount or estimated fair value, less cost to sell, and is reclassified to assets held for sale. Additionally, after such reclassification, there is no further depreciation taken on the asset. For an asset to be classified as held for sale, management must approve and commit to a formal plan, the sale should be anticipated during the ensuing year and the asset must be actively marketed, be available for immediate sale, and meet certain other specified criteria. We use level 2 and level 3 inputs to determine the fair value of each property that is considered as held for sale.

At March 31, 2012 and December 31, 2011, the net book value of assets held for sale was approximately $30.5 million and $39.1 million, respectively. This amount is included in “Property and Equipment” in the accompanying consolidated balance sheets. We recorded charges of $10.5 million and $1.9 million for the three months ended March 31, 2012 and 2011, respectively, to reduce properties held for sale to estimated fair value, less cost to sell. These charges are included in “(Gains) losses on property disposals, net” in the accompanying statements of consolidated operations. Of the $10.5 million of charges recorded in the first quarter of 2012, $4.5 million relates to certain held for sale surplus properties that we placed into a real estate auction.

Property and Equipment

During the fourth quarter of 2011 we changed our accounting for tires in our YRC Freight segment. Prior to the change, the cost of original and replacement tires mounted on new and existing equipment was capitalized as a revenue equipment asset and amortized to operating expense based on estimated mileage-based usage. Under the new policy, the cost of replacement tires are expensed at the time those tires are placed into service, as is the case with other repairs and maintenance costs. The cost of tires on newly acquired revenue equipment is capitalized and depreciated over the estimated useful life of the related equipment. We believe that this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expense related to tires that is consistent with industry practice.

Under ASC Topic 250, “Accounting Changes and Error Corrections,” we are required to report a change in accounting policy by retrospectively applying the new policy to all prior periods presented, unless it is impractical to determine the prior-period effect. Accordingly, we have adjusted our previously reported financial information for all periods presented. The effect of this accounting policy change increased net loss by $0.4 million for the three months ended March 31, 2011. The accounting policy change also affected our consolidated balance sheets in the periods presented by increasing amounts previously reported for revenue equipment and increasing the amount of accumulated deficit.

Fair Value of Financial Instruments

The following table summarizes the fair value hierarchy of the Company’s financial assets and liabilities carried at fair value on a recurring basis as of March 31, 2012:

		Fair Value Measurements at March 31, 2012
	Total Carrying Value at March 31, 2012	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Restricted amounts held in escrow-current	$47.5	$47.5	$—	$—
Restricted amounts held in escrow-long term	98.3	98.3	—	—

Total assets at fair value	$145.8	$145.8	$—	$—

Restricted amounts held in escrow are invested in money market accounts and are recorded at fair value on quoted market prices. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these instruments.

3. Investment

Shanghai Jiayu Logistics Co., Ltd.

On August 19, 2008, we completed the purchase of a 65% equity interest in Shanghai Jiayu Logistics Co., Ltd. (“Jiayu”), a Shanghai, China ground transportation company with a purchase price of $59.4 million. Through March 31, 2010, we accounted for our 65% ownership interest in Jiayu as an equity method investment as the rights of the minority shareholder were considered extensive and allowed for his ability to veto many business decisions. These rights were primarily provided as a part of the General Manager role held by the minority shareholder. Effective April, 1, 2010, the minority shareholder no longer had a role in the management operations of the business which changed the conclusions from an accounting perspective regarding the relationship of this joint venture and required that we consolidate Jiayu in our financial statements effective April 1, 2010. The results of operations for Jiayu were included in our ‘Corporate and other’ segment from April 1, 2010 to February 29, 2012. In an effort to focus on our core operations, we entered into an agreement in March 2012 to sell our 65% equity interest in Jiayu to the minority shareholder. The completion of the transaction is subject to Chinese regulatory approval and expected to close in the second quarter of 2012. At the time the agreement was entered into, management control was passed to the minority shareholder and, as a result, we deconsolidated our interest in Jiayu during March of 2012 and returned to accounting for our ownership interest as an equity method investment. Based on the March 2012 agreement, we recorded our equity method investment at its estimated fair value of $0. The agreement also provided for the write down of a $12 million note receivable from Jiayu; after consideration of the non-controlling interest and other factors we recognized a loss of $4.2 million upon the deconsolidation of our investment. Additionally, the noncontrolling interest was allocated a $4.2 million gain on this transaction.

4. Liquidity

Credit Facility Amendments

On April 27, 2012, YRC Worldwide entered into an amendment to its amended and restated credit agreement, which reset the covenants regarding minimum Consolidated EBITDA, maximum Total Leverage Ratio and minimum Interest Coverage Ratio (as such terms are defined in the amended and restated credit agreement) for each of the remaining test periods as follows:

Four Consecutive Fiscal Quarters Ending	Minimum Consolidated EBITDA	Maximum Total Leverage Ratio	Minimum Interest Coverage Ratio
March 31, 2012	$160,000,000	9.0 to 1.00	1.00 to 1.00
June 30, 2012	$145,000,000	10.0 to 1.00	1.00 to 1.00
September 30, 2012	$155,000,000	9.6 to 1.00	0.95 to 1.00
December 31, 2012	$170,000,000	8.6 to 1.00	1.05 to 1.00
March 31, 2013	$200,000,000	7.4 to 1.00	1.20 to 1.00
June 30, 2013	$235,000,000	6.5 to 1.00	1.45 to 1.00
September 30, 2013	$260,000,000	6.0 to 1.00	1.60 to 1.00
December 31, 2013	$275,000,000	5.7 to 1.00	1.65 to 1.00
March 31, 2014	$300,000,000	5.1 to 1.00	1.80 to 1.00
June 30, 2014	$325,000,000	4.8 to 1.00	1.90 to 1.00
September 30, 2014	$355,000,000	4.6 to 1.00	2.10 to 1.00
December 31, 2014	$365,000,000	4.4 to 1.00	2.15 to 1.00

The amendment also, among other things, (i) permits the sale of certain specified parcels of real estate without counting such asset sales against the annual $25.0 million limit on asset sales and permits the Company to retain the net cash proceeds from such asset sales for the payment or settlement of workers’ compensation and bodily injury and property damage claims and (ii) allows the Company to addback to Consolidated EBITDA for purposes of the applicable financial covenants the fees, costs and expenses incurred in connection with the amendment, the ABL facility amendment (as described below) and the Company’s contribution deferral agreement.

On April 27, 2012, YRCW Receivables LLC, a wholly-owned subsidiary of the Company, entered into an amendment to the ABL facility, which reset the Company’s minimum Consolidated EBITDA (as such term is defined in the ABL facility) for each of the remaining test periods in a manner identical to the proposed amendment of minimum Consolidated EBITDA in the amended and restated credit agreement (including the addback for the fees, costs and expenses described above).

Risk and Uncertainties regarding Future Liquidity

Our principal sources of liquidity are cash and cash equivalents and available borrowings under our $400 million ABL facility and any prospective net operating cash flows resulting from improvements in operations. In addition, we have generated liquidity through the sale and leaseback of assets and the disposal of property, assets and lines of business. As previously discussed, we can retain 100% of the proceeds from the sale of certain real estate for the payment or settlement of workers’ compensation and bodily injury and property damage claims. As of March 31, 2012, we had cash and cash equivalents and availability under the ABL facility of approximately $240.7 million and the borrowing base under our ABL facility was approximately $343.3 million.

Our principal uses of cash are to fund our operations, including making contributions to our single employer pension plans and the multiemployer pension funds and to meet our other cash obligations, including paying cash interest and principal for our funded debt, letter of credit fees under our credit facilities and funding capital expenditures. For the three months ended March 31, 2012, our cash flow from operating activities used net cash of $17.1 million, and we reported net losses of $85.5 million. In the first quarter of 2012, our operating revenues increased by $71.4 million as compared to the same period in 2011 and our operating loss decreased to $48.8 million in the first quarter of 2012 from $68.4 million in the same period in 2011.

Following completion of the July 2011 restructuring, we continue to have a considerable amount of indebtedness, a substantial portion of which will mature in late 2014 or early 2015, and considerable future funding obligations for our single employer pension plans and the multiemployer pension funds. As of March 31, 2012, we had approximately $1.4 billion in aggregate principal amount of outstanding indebtedness, which amount will increase over time as we continue to accrue paid-in-kind interest on a portion of such indebtedness. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to service such indebtedness or pay principal when due in respect of such indebtedness. We expect our funding obligations for the period April 2012 to December 2012 for our single employer pension plans and multi-employer pension funds will be approximately $56 million and $57 million, respectively. In addition, we also have, and will continue to have, substantial operating lease obligations. As of March 31, 2012, our minimum rental expense under operating leases for the remainder of 2012 was $40.8 million. As of March 31, 2012, our operating lease obligations through 2025 totaled $172.4 million.

Our capital expenditures for the three months ended March 31, 2012 and 2011 were $15.1 million and $10.1 million, respectively. These amounts were principally used to fund replacement engines and trailer refurbishments for our revenue fleet, capitalized maintenance costs for our network facilities and technology infrastructure. Additionally, during the three months ended March 31, 2012, we entered into new operating lease commitments for revenue equipment of approximately $49.1 million, with such payment to be made over the average lease term of 3 years. In light of our recent operating results and liquidity needs, we have deferred the majority of capital expenditures and expect to continue to do so for the foreseeable future, including the remainder of 2012. As a result, the average age of our fleet has increased and we will need to update our fleet periodically.

The credit facilities require us to comply with certain financial covenants, including maintenance of a maximum total leverage ratio, minimum interest coverage ratio, minimum adjusted EBITDA and maximum capital expenditures. Adjusted EBITDA, as defined in our credit facilities, is a measure that reflects the Company’s earnings before interest, taxes, depreciation, and amortization expense, and further adjusted for letter of credit fees, equity-based compensation expense, net gains or losses on property disposals and certain other items, including restructuring professional fees and results of permitted dispositions and discontinued operations. We were in compliance with each of these covenants as of and for the four quarters ended March 31, 2012. As previously discussed, the financial covenants under the credit facilities were amended in April 2012 to modify these financial covenants for the remaining term of the credit facilities.

We expect that our cash and cash equivalents, improvements in operating results, retention of cash proceeds from asset sales and availability under our credit facilities will be sufficient to allow us to comply with the amended financial covenants in our credit facilities, fund our operations, increase working capital as necessary to support our planned revenue growth and fund planned capital expenditures for the foreseeable future, including the next twelve months. Our ability to satisfy our liquidity needs over the next twelve months is dependent on a number of factors, many of which are outside of our control. These factors include:

•	our operating results, pricing and shipping volumes must continue to improve at a rate significantly better than what we have achieved in our recent financial results;

•	we must continue to comply with covenants and other terms of our credit facilities so as to have access to the borrowings available to us under such credit facilities;

•	our anticipated cost savings under our labor agreements, including wage reductions and savings due to work rule changes, must continue;

•	we must complete real estate sale transactions as anticipated;

•	we must continue to defer purchases of replacement revenue equipment or secure suitable operating leases for such replacement revenue equipment;

•	we must continue to implement and realize substantial cost savings measures to match our costs with business levels and to continue to become more efficient;

•

we must continue to carefully manage receipts and disbursements, including amounts and timing, focusing on reducing days sales outstanding for trade receivables and managing days outstanding for trade payables; and

•

we must be able to generate operating cash flows that are sufficient to provide for additional cash requirements for pension contributions to single-employer pension plans and multiemployer pension funds, cash interest on debt and for capital expenditures or additional lease payments for new revenue equipment.

There can be no assurance that management will be successful or that such plans will be achieved. We expect to continue to monitor our liquidity, work to alleviate these uncertainties and address our cash needs through a combination of one or more of the following actions:

•	we will continue to aggressively seek additional and return business from customers;

•	we will continue to attempt to reduce our escrow deposits and letter of credit collateral requirements related to our self-insurance programs;

•	if appropriate, we may sell additional equity or pursue other capital market transactions; and

•	we may consider selling additional assets or business lines, which would require lenders’ consent in most cases.

The Company has experienced recurring net losses from continuing operations and operating cash flow deficits. Our ability to continue as a going concern is dependent on many factors, including among others, improvements in our operating results necessary to comply with the modified covenants. These conditions raise significant uncertainty about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the foregoing uncertainties.

5. Debt and Financing

Total debt consisted of the following:

As of March 31, 2012 (in millions)	Par Value	Premium/ (Discount)	Book Value	Stated Interest Rate	Effective Interest Rate
Restructured term loan	$301.6	$90.9	$392.5	10.0%	0.0%
ABL facility – Term A (capacity $175, borrowing base $119.4, availability $14.4)	105.0	(6.9)	98.1	8.5%	51.5%
ABL facility – Term B	223.9	(11.5)	212.4	11.25%	14.7%
Series A Notes	149.8	(33.4)	116.4	10.0%	18.3%
Series B Notes	99.6	(35.4)	64.2	10.0%	25.6%
6% convertible senior notes	69.4	(9.4)	60.0	6.0%	15.5%
Pension contribution deferral obligations	136.1	(0.5)	135.6	3.0-18.0%	7.1%
Lease financing obligations	314.8	—	314.8	10.0-18.2%	11.9%
5.0% and 3.375% contingent convertible senior notes	1.9	—	1.9	5.0% and 3.375%	5.0% and 3.375%

Total debt	$1,402.1	$(6.2)	$1,395.9

Current maturities of ABL facility – Term B	(2.3)	—	(2.3)
Current maturities of 5.0% and 3.375% contingent convertible senior notes and other	(1.9)	—	(1.9)
Current maturities of lease financing obligations	(5.8)	—	(5.8)

Long-term debt	$1,392.1	$—	$1,385.9

As of December 31, 2011 (in millions)	Par Value	Premium/ (Discount)	Book Value	Stated Interest Rate	Effective Interest Rate
Restructured term loan	$303.1	$98.9	$402.0	10.0%	0.0%
ABL facility – Term A (capacity $175, borrowing base $136.1, availability $76.1)	60.0	(7.6)	52.4	8.5%	51.5%
ABL facility – Term B	224.4	(12.4)	212.0	11.25%	14.7%
Series A Notes	146.3	(35.0)	111.3	10.0%	18.3%
Series B Notes	98.0	(37.1)	60.9	10.0%	25.6%
6% convertible senior notes	69.4	(10.3)	59.1	6.0%	15.5%
Pension contribution deferral obligations	140.2	(0.6)	139.6	3.0-18.0%	5.2%
Lease financing obligations	315.2	—	315.2	10.0-18.2%	11.9%
5.0% and 3.375% contingent convertible senior notes	1.9	—	1.9	5.0% and 3.375%	5.0% and 3.375%
Other	0.3	—	0.3

Total debt	$1,358.8	$(4.1)	$1,354.7

Current maturities of ABL facility – Term B	(2.3)	—	(2.3)
Current maturities of 5.0% and 3.375% contingent convertible senior notes and other	(2.2)	—	(2.2)
Current maturities of lease financing obligations	(5.0)	—	(5.0)

Long-term debt	$1,349.3	$(4.1)	$1,345.2

Fair Value Measurement

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	March 31, 2012		December 31, 2011
(in millions)	Carrying amount	Fair Value	Carrying amount	Fair Value
Restructured term loan	$392.5	$213.2	$402.0	$216.5
ABL facility	310.5	325.8	264.4	268.8
Series A Notes and Series B Notes	180.6	154.6	172.2	168.7
Lease financing obligations	314.8	314.8	315.2	315.2
Other	197.5	132.0	200.9	139.9

Total debt	$1,395.9	$1,140.4	$1,354.7	$1,109.1

The fair values of the restructured term loan, ABL facility, Series A and Series B Notes, the 6% convertible senior notes (included in “Other” above) and pension contribution deferral obligations (included in “Other” above) were estimated based on observable prices (level two inputs for fair value measurements). The carrying amount of the lease financing obligations approximates fair value.

6. Employee Benefits

Components of Net Periodic Pension Costs

The following table sets forth the components of our company-sponsored pension costs for the three months ended March 31:

	Pension Costs
(in millions)	2012	2011
Service cost	$1.0	$0.9
Interest cost	14.8	15.2
Expected return on plan assets	(11.6)	(10.7)
Amortization of net loss	2.9	2.4

Total periodic pension cost	$7.1	$7.8

We expect to contribute $76.6 million to our company-sponsored pension plans in 2012 of which we have contributed $20.8 million through April 30, 2012.

7. Income Taxes

Effective Tax Rate

Our effective tax rate for the three months ended March 31, 2012 and 2011 was 3.7% and 4.2%, respectively. Significant items impacting the 2012 rate include a net state tax provision, certain permanent items and an increase in the valuation allowance established for the net deferred tax asset balance projected for December 31, 2012. We recognize valuation allowances on deferred tax assets if, based on the weight of the evidence, we determine it is more likely than not that such assets will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior years’ earnings history, expected future earnings, loss carry-back and carry-forward periods, reversals of existing deferred tax liabilities and tax planning strategies that potentially enhance the likelihood of the realization of a deferred tax asset. At March 31, 2012 and December 31, 2011, substantially all of our net deferred tax assets are subject to a valuation allowance.

Uncertain Tax Positions

During the three months ended March 31, 2012, in anticipation of the pending disposition of our interest in Shanghai Jiayu Logistics Co., Ltd, we added approximately $2 million to our reserve for uncertain tax positions relative to potential foreign taxes resulting from particular intercompany transactions among multiple foreign subsidiaries.

8. Shareholders’ Deficit

The following reflects the activity in the shares of our common stock for the three months ended March 31:

(in thousands)	2012
Beginning balance	6,847
Issuance of equity awards, net	1
Issuance of equity upon conversion of Series B Notes	61

Ending balance	6,909

9. Loss Per Share

Given our net loss position for the three months ended March 31, 2012 and 2011, there are no dilutive securities for these periods.

Antidilutive options and share units were 781,149 and 37,309 for the three months ended March 31, 2012 and 2011, respectively. Antidilutive 6% convertible senior note conversion shares, including the make whole premium, were convertible into 17,616 common shares at March 31, 2012 and 2011. Antidilutive Series A convertible note conversion shares were 5,904,000 as of March 31, 2012 with no corresponding amount at March 31, 2011. Antidilutive Series B convertible note conversion shares, including the make whole premiums, were 7,199,000 as of March 31, 2012 with no corresponding amount at March 31, 2011.

10. Business Segments

We report financial and descriptive information about our reportable operating segments on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments. We evaluate performance primarily on operating income and return on committed capital.

We have the following reportable segments, which are strategic business units that offer complementary transportation services to their customers. YRC Freight includes carriers that provide comprehensive national, regional and international services. Regional Transportation is comprised of carriers that focus primarily on business opportunities in the next-day and regional delivery markets. Additionally, during 2011 we reported Truckload as a separate segment, which consisted entirely of Glen Moore, a former domestic truckload carrier. On December 15, 2011, we sold a majority of the assets of Glen Moore to a third party for $18.5 million and ceased the operations.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies note in our Annual Report on Form 10-K for the year ended December 31, 2011. We charge management fees and other corporate services to our segments based on the direct benefits received or as a percentage of revenue. Corporate and other operating losses represent residual operating expenses of the holding company, including compensation and benefits and professional services for all periods presented. Corporate identifiable assets primarily refer to cash, cash equivalents, investments in equity method affiliates and deferred debt issuance costs. Intersegment revenue primarily relates to transportation services between our segments.

The following table summarizes our operations by business segment:

(in millions)	YRC Freight	Regional Transportation	Truckload	Corporate/ Eliminations	Consolidated
As of March 31, 2012
Identifiable assets	$1,458.2	$850.7	n/a	$172.6	$2,481.5
As of December 31, 2011
Identifiable assets	1,410.0	843.6	2.7	229.5	2,485.8
Three months ended March 31, 2012
External revenue	789.1	402.0	n/a	3.2	1,194.3
Intersegment revenue	—	0.1	n/a	(0.1)	—
Operating income (loss)	(56.1)	11.4	n/a	(4.1)	(48.8)
Three months ended March 31, 2011
External revenue	730.0	365.7	21.8	5.4	1,122.9
Intersegment revenue	—	0.4	3.4	(3.8)	—
Operating income(loss)	(51.7)	(1.2)	(3.9)	(11.6)	(68.4)

11. Commitments, Contingencies, and Uncertainties

401(k) Class Action Suit

Four class action complaints were filed in the U.S. District Court for the District of Kansas against the Company and certain of its current and former officers and former directors, alleging violations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), based on similar allegations and causes of action. On November 17, 2009, Eva L. Hanna and Shelley F. Whitson, former participants in the Yellow Roadway Corporation Retirement Savings Plan, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from April 6, 2009 to the present; on December 7, 2009, Daniel J. Cambra, a participant in the Yellow Roadway Corporation Retirement Savings Plan, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from October 25, 2007 to the present; on January 15, 2010, Patrick M. Couch, a participant in one of the merged 401(k) plans, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from March 23, 2006 to the present; and on April 21, 2010, Tawana Franklin, a participant in the YRC Worldwide 401(k) Plan, filed a class action complaint on behalf of certain persons participating in the plan (or plans that merged with the plan) from October 25, 2007 to the present.

In general, the complaints alleged that the defendants breached their fiduciary duties under ERISA by providing participants Company common stock as part of their matching contributions and by not removing the stock fund as an investment option in the plans in light of the Company’s financial condition. Although some Company matching contributions were made in Company common stock, participants were not permitted to invest their own contributions in the Company stock fund. The complaints alleged that the defendants failed to prudently and loyally manage the plans and assets of the plans; imprudently invested in

Company common stock; failed to monitor fiduciaries and provide them with accurate information; breached the duty to properly appoint, monitor, and inform the Benefits Administrative Committee; misrepresented and failed to disclose adverse financial information; breached the duty to avoid conflict of interest; and are subject to co-fiduciary liability. Each of the complaints sought, among other things, an order compelling defendants to make good to the plan all losses resulting from the alleged breaches of fiduciary duty, attorneys’ fees, and other injunctive and equitable relief.

On March 3, 2010, the Court entered an order consolidating three of the four cases and, on April 1, 2010, the plaintiffs filed a consolidated complaint. The consolidated complaint asserted the same claims as the previously-filed complaints but named as defendants certain former officers of the Company in addition to those current and former officers and former directors that had already been named. The fourth case (Franklin) was consolidated with the first three cases on May 12, 2010. On April 6, 2011, the court certified a class consisting of all 401(k) Plan participants or beneficiaries who held YRCW stock in their accounts between October 25, 2007 and the present.

On October 31, 2011, the parties entered into a settlement agreement with respect to 401(k) Plan participants and beneficiaries who held YRCW stock in their accounts between October 25, 2007 and June 8, 2011. On March 6, 2012, the Court approved the settlement, which is binding on all class members and provides a complete release of claims as to all of the named defendants. The named defendants and their immediate family members are excluded from the class and will not share in the settlement. The agreed to settlement amount of $6.5 million was paid entirely by our insurer.

ABF Lawsuit

On November 1, 2010, ABF Freight System, Inc. (“ABF”) filed a complaint in the U.S. District Court for the Western District of Arkansas against several parties, including YRC Inc., New Penn Motor Express, Inc. and USF Holland Inc. (each a subsidiary of the Company) and the International Brotherhood of Teamsters and the local Teamster unions party to the National Master Freight Agreement (“NMFA”) alleging violation of the NMFA due to modifications to the NMFA that have provided relief to the Company’s subsidiaries that are party to the NMFA without providing the same relief to ABF. The complaint seeks to have the modifications to the NMFA declared null and void and seeks damages of $750 million from the named defendants. The Company believes the allegations are without merit and intends to vigorously defend the claims.

On December 17, 2010, the U.S. District Court for the Western District of Arkansas dismissed the complaint. ABF appealed the dismissal on January 18, 2011 to the U.S. Court of Appeals for the 8th Circuit. On July 6, 2011, the Court of Appeals vacated the U.S. District Court’s dismissal of the litigation on jurisdictional grounds and remanded the case back to the U.S. District Court for further proceedings. ABF filed an amended complaint on October 12, 2011, which contains allegations consistent with the original complaint. The Company’s subsidiaries have filed a motion to dismiss the amended complaint, which is pending before the Court. The ultimate outcome of this case is not determinable. Therefore, we have not recorded any liability for this matter.

Securities Class Action Suit

On February 7, 2011, a putative class action was filed by Bryant Holdings LLC in the United States District Court for the District of Kansas on behalf of purchasers of the Company’s securities between April 24, 2008 and November 2, 2009, inclusive (the “Class Period”), seeking to pursue remedies under the Securities Exchange Act of 1934, as amended. The complaint alleges that, throughout the Class Period, the Company and certain of its current and former officers failed to disclose material adverse facts about the Company’s true financial condition, business and prospects. Specifically, the complaint alleges that defendants’ statements were materially false and misleading because they misrepresented and overstated the financial condition of the Company and caused shares of the Company’s common stock to trade at artificially inflated levels throughout the Class Period. Bryant Holdings LLC seeks to recover damages on behalf of all purchasers of the Company’s securities during the Class Period. The Company believes the allegations are without merit and intends to vigorously defend the claims.

On April 8, 2011, an individual (Stan Better) and a group of investors (including Bryant Holdings LLC) filed competing motions seeking to be named the lead plaintiff in the lawsuit. The Court appointed them as co-lead plaintiffs in the lawsuit on August 22, 2011. Plaintiffs filed their amended complaint on October 21, 2011, which contains allegations consistent with the original complaint. The Company has filed a motion to dismiss the amended complaint, which is pending before the Court. The ultimate outcome of this case is not determinable. Therefore, we have not recorded any liability for this matter.

Other Legal Matters

We are involved in other litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.

12. Condensed Consolidating Financial Statements

Guarantees of the 6% Convertible Senior Notes Due 2014

On February 23, 2010, and August 3, 2010, we issued $70 million in aggregate principal amount of our 6% convertible senior notes due 2014 (the “6% Notes”). In connection with the 6% Notes, the following 100% owned subsidiaries of YRC Worldwide have issued guarantees in favor of the holders of the notes: YRC Inc., YRC Enterprise Services, Inc., Roadway LLC, Roadway Next Day Corporation, YRC Regional Transportation, Inc., USF Holland Inc., USF Reddaway Inc., USF Glen Moore Inc. and YRC Logistics Services, Inc. Each of the guarantees is full and unconditional and joint and several, subject to customary release provisions. Effective December 31, 2011, USF Sales Corporation and IMUA Handling Corporation were released as guarantors in connection with their merger with and into YRC Regional Transportation, Inc.

The condensed consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of YRC Worldwide or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents condensed consolidating financial information as of March 31, 2012 and 2011, with respect to the financial position and for the three months ended March 31, 2012 and 2011, for results of operations and cash flows of YRC Worldwide and its subsidiaries. The Parent column presents the financial information of YRC Worldwide, the primary obligor of the convertible senior notes. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the convertible senior notes. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including those subsidiaries that are governed by foreign laws and YRCW Receivables LLC, the special-purpose entity that is associated with our ABL facility.

Condensed Consolidating Balance Sheets

March 31, 2012 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$170	$15	$41	$—	$226
Intercompany advances receivable	—	(46)	46	—	—
Accounts receivable, net	3	(7)	493	—	489
Prepaid expenses and other	71	104	(7)	—	168

Total current assets	244	66	573	—	883
Property and equipment	1	2,719	185	—	2,905
Less – accumulated depreciation	—	(1,518)	(98)	—	(1,616)

Net property and equipment	1	1,201	87	—	1,289
Investment in subsidiaries	2,369	170	(31)	(2,508)	—
Receivable from affiliate	(1,229)	712	517	—	—
Intangibles and other assets	389	214	57	(350)	310

Total assets	$1,774	$2,363	$1,203	$(2,858)	$2,482

Intercompany advances payable	$(2)	$(222)	$424	$(200)	$—
Accounts payable	49	106	14	—	169
Wages, vacations and employees’ benefits	13	189	13	—	215
Other current and accrued liabilities	99	173	24	—	296
Current maturities of long-term debt	8	—	2	—	10

Total current liabilities	167	246	477	(200)	690
Payable to affiliate	—	—	150	(150)	—
Long-term debt, less current portion	1,078	—	308	—	1,386
Deferred income taxes, net	171	(144)	5	—	32
Pension and postretirement	437	—	—	—	437
Claims and other liabilities	364	5	—	—	369
Commitments and contingencies
Shareholders’ equity (deficit)	(443)	2,256	263	(2,508)	(432)

Total liabilities and shareholders’ equity (deficit)	$1,774	$2,363	$1,203	$(2,858)	$2,482

December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$142	$20	$39	$—	$201
Intercompany advances receivable	—	(46)	46	—	—
Accounts receivable, net	5	9	463	—	477
Prepaid expenses and other	92	78	(10)	—	160

Total current assets	239	61	538	—	838
Property and equipment	—	2,887	188	—	3,075
Less – accumulated depreciation	—	(1,639)	(99)	—	(1,738)

Net property and equipment	—	1,248	89	—	1,337
Investment in subsidiaries	2,228	127	(13)	(2,342)	—
Receivable from affiliate	(1,123)	645	478	—	—
Intangibles and other assets	387	216	58	(350)	311

Total assets	$1,731	$2,297	$1,150	$(2,692)	$2,486

Intercompany advances payable	$(1)	$(218)	$419	$(200)	$—
Accounts payable	31	103	17	1	152
Wages, vacations and employees’ benefits	24	173	13	—	210
Claims and insurance accruals	158	15	5	—	178
Other current and accrued liabilities	(38)	144	20	—	126
Current maturities of long-term debt	7	—	3	—	10

Total current liabilities	181	217	477	(199)	676
Payable to affiliate	—	—	150	(150)	—
Long-term debt, less current portion	1,083	—	262	—	1,345
Deferred income taxes, net	176	(149)	5	—	32
Pension and postretirement	440	—	—	—	440
Claims and other liabilities	347	5	—	—	352
Commitments and contingencies
YRC Worldwide Inc. Shareholders’ equity (deficit)	(496)	2,224	260	(2,343)	(355)
Non-controlling interest	—	—	(4)	—	(4)

Total Shareholders’ equity (deficit)	(496)	2,224	256	(2,343)	(359)

Total liabilities and shareholders’ equity (deficit)	$1,731	$2,297	$1,150	$(2,692)	$2,486

Condensed Consolidating Statements of Operations and Comprehensive Income (Loss)

For the three months ended March 31, 2012 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$1,089	$105	$—	$1,194

Operating expenses:
Salaries, wages and employees’ benefits	10	647	48	—	705
Operating expenses and supplies	(10)	280	23	—	293
Purchased transportation	—	99	21	—	120
Depreciation and amortization	—	45	4	—	49
Other operating expenses	1	62	5	—	68
Gains on property disposals, net	—	8	—	—	8

Total operating expenses	1	1,141	101	—	1,243

Operating income (loss)	(1)	(52)	4	—	(49)

Nonoperating (income) expenses:
Interest expense	25	—	11	—	36
Other, net	74	(46)	(28)	—	—

Nonoperating (income) expenses, net	99	(46)	(17)	—	36

Income (loss) before income taxes	(100)	(6)	21	—	(85)
Income tax benefit	(2)	—	(1)	—	(3)

Net income (loss)	(98)	(6)	22	—	(82)
Less: Net income attributable to non-controlling interest	—	—	4	—	4

Net income (loss) attributable to YRC Worldwide Inc.	(98)	(6)	18	—	(86)
Other comprehensive income, net of tax	1	3	2	—	6

Comprehensive income (loss) attributable to YRC Worldwide Inc. Shareholders	$(97)	$(3)	$20	$—	$(80)

For the three months ended March 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$1,022	$101	$—	$1,123

Operating expenses:
Salaries, wages and employees’ benefits	—	627	53	—	680
Operating expenses and supplies	6	248	23	—	277
Purchased transportation	—	101	19	—	120
Depreciation and amortization	—	45	4	—	49
Other operating expenses	2	62	4	—	68
Gains on property disposals, net	—	(3)	—	—	(3)

Total operating expenses	8	1,080	103	—	1,191

Operating loss	(8)	(58)	(2)	—	(68)

Nonoperating (income) expenses:
Interest expense	32	1	6	—	39
Other, net	68	(47)	(21)	—	—

Nonoperating (income) expenses, net	100	(46)	(15)	—	39

Income (loss) before income taxes	(108)	(12)	13	—	(107)
Income tax benefit	(5)	—	—	—	(5)

Net income (loss)	(103)	(12)	13	—	(102)
Other comprehensive income, net of tax	—	2	2	—	4

Comprehensive income (loss) attributable to YRC Worldwide Inc. Shareholders	$(103)	$(10)	$15	$—	$(98)

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2012 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(87)	$76	$(6)	$—	$(17)

Investing activities:
Acquisition of property and equipment	—	(15)	—	—	(15)
Proceeds from disposal of property and equipment	—	10	—	—	10
Restricted amounts held in escrow	10	—	—	—	10

Net cash provided (used in) by investing activities	10	(5)	—	—	5

Financing activities:
Issuance (repayment) of long-term debt, net	(5)	—	44	—	39
Debt issuance cost	—	—	(2)	—	(2)
Intercompany advances / repayments	110	(76)	(34)	—	—

Net cash provided by (used in) financing activities	105	(76)	8	—	37

Net increase (decrease) in cash and cash equivalents	28	(5)	2	—	25
Cash and cash equivalents, beginning of period	142	20	39	—	201

Cash and cash equivalents, end of period	$170	$15	$41	$—	$226

For the three months ended March 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(52)	$46	$(40)	$—	$(46)

Investing activities:
Acquisition of property and equipment	—	(10)	—	—	(10)
Proceeds from disposal of property and equipment	—	11	—	—	11

Net cash provided by investing activities	—	1	—	—	1

Financing activities:
Asset backed securitization borrowings , net	—	—	25	—	25
Issuance of long-term debt, net	38	—	—	—	38
Debt issuance cost	(4)	—	—	—	(4)
Intercompany advances / repayments	16	(45)	29	—	—

Net cash provided by (used in) financing activities	50	(45)	54	—	59

Net increase (decrease) in cash and cash equivalents	(2)	2	14	—	14
Cash and cash equivalents, beginning of period	120	10	13	—	143

Cash and cash equivalents, end of period	$118	$12	$27	$—	$157

Guarantees of the 10% Series A Convertible Senior Secured Notes and the 10% Series B Convertible Senior Secured Notes

On July 22, 2011, we issued $140 million in aggregate principal amount of new 10% series A convertible senior secured notes and $100 million in aggregate principal amount of new 10% series B convertible senior secured notes both due 2015 (collectively, the “New Convertible Secured Notes”). In connection with the New Convertible Secured Notes, the following 100% owned subsidiaries of YRC Worldwide issued guarantees in favor of the holders of the New Convertible Secured Notes: YRC Inc., YRC Enterprise Services, Inc., Roadway LLC, Roadway Reverse Logistics, Inc., Roadway Express International, Inc., Roadway Next Day Corporation, New Penn Motor Express Inc., YRC Regional Transportation, Inc., USF Holland Inc., USF Reddaway Inc., USF Glen Moore Inc., YRC Logistics Services, Inc., USF Bestway Inc., USF Dugan Inc., USF RedStar LLC, YRC Mortgages, LLC, YRC Association Solutions Inc., YRC International Investments Inc., and Express Lane Services Inc. Each of the guarantees is full and unconditional and joint and several, subject to customary release provisions. Effective December 31, 2011, USF Technology Services Inc. was released as a guarantor in connection with its merger with and into USF Canada, Inc. Effective December 31, 2011, USF Sales Corporation, USF Canada Inc., USF Mexico Inc,. USFreightways and IMUA Handling Corporation were released as guarantors in connection with their merger with and into YRC Regional Transportation, Inc.

The condensed consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of YRC Worldwide or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents condensed consolidating financial information as of March 31, 2012 and 2011, with respect to the financial position and for the three months ended March 31, 2012 and 2011, for results of operations and the statement of cash flows of YRC Worldwide and its subsidiaries. The Parent column presents the financial information of YRC Worldwide, the primary obligor of the New Convertible Secured Notes. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the New Convertible Secured Notes. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including those subsidiaries that are governed by foreign laws and YRCW Receivables LLC, the special-purpose entity that is associated with our ABL facility.

Condensed Consolidating Balance Sheets

March 31, 2012 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$170	$16	$40	$—	$226
Intercompany advances receivable	—	(46)	46	—	—
Accounts receivable, net	3	23	463	—	489
Prepaid expenses and other	71	112	(15)	—	168

Total current assets	244	105	534	—	883
Property and equipment	1	2,851	53	—	2,905
Less – accumulated depreciation	—	(1,578)	(38)	—	(1,616)

Net property and equipment	1	1,273	15	—	1,289
Investment in subsidiaries	2,369	156	(17)	(2,508)	—
Receivable from affiliate	(1,229)	829	400	—	—
Intangibles and other assets	389	251	20	(350)	310

Total assets	$1,774	$2,614	$952	$(2,858)	$2,482

Intercompany advances payable	$(2)	$(222)	$424	$(200)	$—
Accounts payable	49	111	9	—	169
Wages, vacations and employees’ benefits	13	199	3	—	215
Other current and accrued liabilities	99	181	16	—	296
Current maturities of long-term debt	8	—	2	—	10

Total current liabilities	167	269	454	(200)	690
Payable to affiliate	—	150	—	(150)	—
Long-term debt, less current portion	1,078	—	308	—	1,386
Deferred income taxes, net	171	(144)	5	—	32
Pension and postretirement	437	—	—	—	437
Claims and other liabilities	364	5	—	—	369
Commitments and contingencies
Shareholders’ equity (deficit)	(443)	2,334	185	(2,508)	(432)

Total liabilities and shareholders’ equity (deficit)	$1,774	$2,614	$952	$(2,858)	$2,482

December 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$142	$21	$38	$—	$201
Intercompany advances receivable	—	(46)	46	—	—
Accounts receivable, net	5	37	435	—	477
Prepaid expenses and other	92	85	(17)	—	160

Total current assets	239	97	502	—	838
Property and equipment	—	3,020	55	—	3,075
Less – accumulated depreciation	—	(1,699)	(39)	—	(1,738)

Net property and equipment	—	1,321	16	—	1,337
Investment in subsidiaries	2,228	121	(7)	(2,342)	—
Receivable from affiliate	(1,123)	755	368	—	—
Intangibles and other assets	387	254	19	(349)	311

Total assets	$1,731	$2,548	$898	$(2,691)	$2,486

Intercompany advances payable	$(1)	$(218)	$419	$(200)	$—
Accounts payable	31	107	13	1	152
Wages, vacations and employees’ benefits	24	182	4	—	210
Claims and insurance accruals	158	16	4	—	178
Other current and accrued liabilities	(38)	152	12	—	126
Current maturities of long-term debt	7	—	3	—	10

Total current liabilities	181	239	455	(199)	676
Payable to affiliate	—	150	—	(150)	—
Long-term debt, less current portion	1,083	—	262	—	1,345
Deferred income taxes, net	176	(149)	5	—	32
Pension and postretirement	440	—	—	—	440
Claims and other liabilities	347	5	—	—	352
Commitments and contingencies
YRC Worldwide Inc. Shareholders’ equity (deficit)	(496)	2,303	180	(2,342)	(355)
Non-controlling interest	—	—	(4)	—	(4)

Total Shareholders’ equity (deficit)	(496)	2,303	176	(2,342)	(359)

Total liabilities and shareholders’ equity (deficit)	$1,731	$2,548	$898	$(2,691)	$2,486

Condensed Consolidating Statements of Operations and Comprehensive Income (Loss)

For the three months ended March 31, 2012 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$1,152	$42	$—	$1,194

Operating expenses:
Salaries, wages and employees’ benefits	10	679	16	—	705
Operating expenses and supplies	(10)	293	10	—	293
Purchased transportation	—	105	15	—	120
Depreciation and amortization	—	48	1	—	49
Other operating expenses	1	66	1	—	68
Gains on property disposals, net	—	8	—	—	8

Total operating expenses	1	1,199	43	—	1,243

Operating loss	(1)	(47)	(1)	—	(49)

Nonoperating (income) expenses:
Interest expense	25	—	11	—	36
Other, net	74	(47)	(27)	—	—

Nonoperating (income) expenses, net	99	(47)	(16)	—	36

Income (loss) before income taxes	(100)	—	15	—	(85)
Income tax benefit	(2)	—	(1)	—	(3)

Net income (loss)	(98)	—	16	—	(82)
Less: Net income attributable to non-controlling interest	—	—	4	—	4

Net income (loss) attributable to YRC Worldwide Inc.	(98)	—	12	—	(86)
Other comprehensive income, net of tax	1	3	2	—	6

Comprehensive income (loss) attributable to YRC Worldwide Inc. Shareholders	$(97)	$3	$14	$—	$(80)

For the three months ended March 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$1,080	$43	$—	$1,123

Operating expenses:
Salaries, wages and employees’ benefits	—	663	17	—	680
Operating expenses and supplies	6	260	11	—	277
Purchased transportation	—	106	14	—	120
Depreciation and amortization	—	48	1	—	49
Other operating expenses	2	64	2	—	68
Gains on property disposals, net	—	(3)	—	—	(3)

Total operating expenses	8	1,138	45	—	1,191

Operating loss	(8)	(58)	(2)	—	(68)

Nonoperating (income) expenses:
Interest expense	32	1	6	—	39
Other, net	68	(53)	(15)	—	—

Nonoperating (income) expenses, net	100	(52)	(9)	—	39

Income (loss) before income taxes	(108)	(6)	7	—	(107)
Income tax benefit	(5)	—	—	—	(5)

Net income (loss)	(103)	(6)	7	—	(102)
Other comprehensive income, net of tax	—	2	2	—	4

Comprehensive income (loss) attributable to YRC Worldwide Shareholders	$(103)	$(4)	$9	$—	$(98)

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2012 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(87)	$83	$(13)	$—	$(17)

Investing activities:
Acquisition of property and equipment	—	(15)	—	—	(15)
Proceeds from disposal of property and equipment	—	10	—	—	10
Restricted amounts held in escrow	10	—	—	—	10

Net cash provided by (used in) investing activities	10	(5)	—	—	5

Financing activities:
Issuance (repayment) of long-term debt, net	(5)	—	44	—	39
Debt issuance cost	—	—	(2)	—	(2)
Intercompany advances / repayments	110	(83)	(27)	—	—

Net cash provided by (used in) financing activities	105	(83)	15	—	37

Net increase (decrease) in cash and cash equivalents	28	(5)	2	—	25
Cash and cash equivalents, beginning of period	142	21	38	—	201

Cash and cash equivalents, end of period	$170	$16	$40	$—	$226

For the three months ended March 31, 2011 (in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) operating activities	$(52)	$56	$(50)	$—	$(46)

Investing activities:
Acquisition of property and equipment	—	(10)	—	—	(10)
Proceeds from disposal of property And equipment	—	11	—	—	11

Net cash provided by investing activities	—	1	—	—	1

Financing activities:
Asset backed securitization borrowings , net	—	—	25	—	25
Issuance of long-term debt, net	38	—	—	—	38
Debt issuance cost	(4)	—	—	—	(4)
Intercompany advances / repayments	16	(52)	36	—	—

Net cash provided by (used in) financing activities	50	(52)	61	—	59

Net increase (decrease) in cash and cash equivalents	(2)	5	11	—	14
Cash and cash equivalents, beginning of period	120	9	14	—	143

Cash and cash equivalents, end of period	$118	$14	$25	$—	$157

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements of YRC Worldwide Inc. (also referred to as “YRC Worldwide”, the “Company”, “we” or “our”). MD&A includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (each a “forward-looking statement”). Forward-looking statements include those preceded by, followed by or include the words “will,” “expect,” “intend,” “anticipate,” “believe,” “project,” “forecast,” “propose,” “plan,” “designed,” “enable” and similar expressions. Forward-looking statements are inherently uncertain and are subject to significant business, economic, competitive, regulatory and other risks, uncertainties and contingencies, known and unknown, many of which are beyond our control. Our future financial condition and results could differ materially from those predicted in such forward-looking statements because of a number of factors, including (without limitation) our ability to generate sufficient cash flows and liquidity to fund operations and satisfy our obligations related to our substantial indebtedness and lease and pension funding requirements; our ability to finance the maintenance, acquisition and replacement of revenue equipment and finance other necessary capital expenditures; changes in equity and debt markets; general or regional economic activity, including (without limitation) customer demand in the retail and manufacturing sectors; the success of our management team in implementing its strategic plan and operational and productivity improvements, including (without limitation) our continued ability to meet high on-time and quality delivery performance standards, and the impact of those improvements on our future liquidity and profitability; inclement weather; price and availability of fuel; sudden changes in the cost of fuel or the index upon which we base our fuel surcharge and the effectiveness of our fuel surcharge program in protecting us against fuel price increases; competition and competitive pressure on service and pricing; expense volatility, including (without limitation) expense volatility due to changes in rail service or pricing for rail service; ; our ability to comply and the cost of compliance with federal, state, local and foreign laws and regulations, including (without limitation) laws and regulations for the protection of employee safety and health and the environment; terrorist attack; labor relations, including (without limitation) the continued support of our union employees with respect to our strategic plan, the impact of work rules, work stoppages, strikes or other disruptions, our obligations to multi-employer health, welfare and pension plans, wage requirements and employee satisfaction; the impact of claims and litigation to which we are or may become exposed; and other risks and contingencies, including (without limitation) the risk factors that are included in our reports filed with the Securities and Exchange Commission, including those described under “Risk Factors” in our annual report on Form 10-K and quarterly reports on Form 10-Q.

Results of Operations

This section focuses on the highlights and significant items that impacted our operating results during the first quarter of 2012. We have presented a discussion regarding the operating results of each of our operating segments: YRC Freight and Regional Transportation. In 2011, we reported Truckload as a separate segment, which consisted of Glen Moore, a former domestic truckload carrier and represented 2% of our consolidated revenue for the three months ended March 31, 2011. On December 15, 2011, we sold a majority of Glen Moore’s assets to a third party and concluded operations.

Consolidated Results

Our consolidated results for the three months ended March 31, 2012 and 2011 include the results of each of the operating segments discussed below and corporate charges. A more detailed discussion of the operating results of our segments is presented below.

The table below provides summary consolidated financial information for the three months ended March 31:

(in millions)	2012	2011	Percent Change
Operating revenue	$1,194.3	$1,122.9	6.4%
Operating loss	(48.8)	(68.4)	28.7%
Nonoperating expenses, net	36.0	38.8	(7.2%)
Net loss	$(81.6)	$(102.7)	20.5%

Three months ended March 31, 2012 compared to three months ended March 31, 2011

Our consolidated operating revenue increased 6.4% during the three months ended March 31, 2012 versus the same period in 2011 due to both increases in volume over the comparable prior year quarter and increases in yield or pricing. Our volume increases are primarily attributed to a moderately improving economic environment. The improvement in yield is due to increased fuel surcharge revenue resulting from higher diesel fuel costs as well as a more disciplined industry pricing market.

Consolidated operating revenue includes fuel surcharge revenue. Fuel surcharges are common throughout our industry and represent an amount that we charge to customers that adjusts with changing fuel prices. We base our fuel surcharges on a published national index and adjust them weekly. Rapid material changes in the index or our cost of fuel can positively or negatively impact our revenue and operating income versus prior periods as there is a lag in our adjustment of base rates in response to changes in fuel surcharge. We believe that fuel surcharge is an accepted and important component of the overall pricing of our services to our customers. Without an industry accepted fuel surcharge program, our base pricing for our transportation services would require changes. We believe the distinction between base rates and fuel surcharge has blurred over time, and it is impractical to clearly separate all the different factors that influence the price that our customers are willing to pay. In general, under our present fuel surcharge program, we believe rising fuel costs are beneficial to us and falling fuel costs are detrimental to us in the short term.

Operating expenses for the first quarter of 2012 increased $51.8 million or 4.3% as compared to the same period in 2011 primarily related to a $23.0 million increase in salaries, wages and benefits and a $16.1 million increase in operating expenses and supplies, which are attributable primarily to increasing volumes and higher fuel prices. Our consolidated operating loss during the first quarter of 2012 includes an $8.4 million net loss from fair value adjustments for property and equipment held for sale and the sale of property and equipment compared to a $3.0 million net gain for the same period in 2011.

The increase in salaries, wages and benefits in the first quarter of 2012 as compared to the same period in 2011 is largely due to an increase in benefits compared to the prior year resulting from the resumption of multi-employer pension contribution expense in June 2011 as well as higher shipment related wages in the current year as we reacted to greater volumes. The increase in operating expenses and supplies is a result of higher fuel expenses of $12.1 million or 8.9%, vehicle maintenance of $4.7 million or 11.6%, and increases to legal reserves related to the estimated losses for prior years’ legal claims of $6.8 million. The increases were offset by lower facility maintenance of $3.7 million or 18.1% and professional service fees of $5.4 million or 20.5%.

Nonoperating expenses decreased $2.9 million in the first quarter of 2012 compared to the same period in 2011. The reduction consisted primarily of reduced interest expense of $2.4 million as a result of various changes resulting from the Company’s July 22, 2011 restructuring. The first three months of 2012 included $8.4 million less in deferred debt cost amortization compared to the same period in 2011 as the deferred debt costs related to our prior credit agreement were included in the carryover basis of the new restructured term loan and the Series A Notes and the deferred debt costs related to our prior ABS facility were removed as part of the restructuring. Also, the first quarter of 2012 included $2.6 million of net amortization of the Series A Notes and Series B Notes discounts and term loan premium. Offsetting these reductions was a $5.3 million increase in interest expense incurred related to the Company’s ABL facility during the first three months of 2012 compared to our prior ABS facility in the same period in 2011.

Our effective tax rate for the three months ended March 31, 2012 and 2011 was 3.7% and 4.2%, respectively. Significant items impacting the 2012 rate include a net state tax provision, certain permanent items and an increase in the valuation allowance established for the net deferred tax asset balance projected for December 31, 2012. We recognize valuation allowances on deferred tax assets if, based on the weight of the evidence, we determine it is more likely than not that such assets will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior years’ earnings history, expected future earnings, loss carry-back and carry-forward periods, reversals of existing deferred tax liabilities and tax planning strategies that potentially enhance the likelihood of the realization of a deferred tax asset. At March 31, 2012 and December 31, 2011, substantially all of our net deferred tax assets are subject to a valuation allowance.

YRC Freight Results

YRC Freight represented approximately 66% and 65% of our consolidated revenue in the first quarter of 2012 and 2011, respectively. The table below provides summary financial information for YRC Freight for the three months ended March 31:

(in millions)	2012	2011	Percent Change
Operating revenue	$789.1	$730.0	8.1%
Operating loss	(56.1)	(51.7)	(8.5%)
Operating ratio(a)	107.1%	107.1%	—

(a)	Operating ratio is calculated as (i) 100 percent plus (ii) plus the result of dividing operating loss by operating revenue and expressed as a percentage.

Three months ended March 31, 2012 compared to three months ended March 31, 2011

YRC Freight reported operating revenue of $789.1 million in the first quarter of 2012, an increase of $59.1 million or 8.1% compared to the first quarter of 2011. The two primary components of operating revenue are volume, comprised of the number of shipments and weight per shipment, and price or yield, usually evaluated on a per hundredweight basis. The increase in operating revenue was largely driven by a 3.5% increase in total picked-up tonnage per day and a 3.3% increase in revenue per hundredweight resulting mostly from higher fuel surcharge revenue, which was driven by higher diesel prices in 2012 as compared to the same period in 2011 as well as a more disciplined industry pricing market. The increase in picked-up tonnage per day was primarily due to a 2.8% increase in total shipments per day and a 0.7% increase in weight per shipment. Our volume increases are primarily attributed to a moderately improving economic environment.

Operating loss for YRC Freight was $56.1 million in the first quarter of 2012 compared to operating loss of $51.7 million in the comparable prior year period. Revenue in the first quarter of 2012 was higher by $59.1 million while total costs, excluding losses on property disposals and impairments, increased by $55.9 million. The cost increases consisted primarily of higher salaries, wages and employees’ benefits of $22.3 million or 5.1% and higher other operating expenses of $4.3 million or 5.9%, higher operating expenses and supplies of $31.3 million or 18.8% offset by lower purchased transportation costs of $2.0 million or 2.0%.

The increase in salaries, wages and employees’ benefits (including workers’ compensation expense) of $22.3 million during the first quarter of 2012 is primarily the result of an increase in benefits of $21.5 million compared to the prior year resulting from the resumption of multi-employer pension contribution expense in June 2011 and higher costs associated with the contractual health and welfare benefit increase effective August 2011. In addition, the increase is due to higher shipment related wages due to increased business volumes and contractual wage increases offset by lower salaries and workers’ compensation expense.

Operating expenses and supplies were higher due mostly to increases in fuel costs associated with higher diesel prices and greater volumes in the first quarter of 2012 compared to the same period in 2011. Operating expenses and supplies were also impacted by increases to legal reserves related to estimated losses for prior years’ legal claims offset by a decrease in bad debt expense of $1.1 million in the first quarter of 2012 compared to the comparable prior year period reflective of improvements in our revenue management processes and fewer bankruptcies in our customer base.

The decrease in purchased transportation during the first quarter of 2011 versus the comparable prior year period resulted primarily from lower volumes moved on the rail in the first quarter of 2012 compared to the same period of 2011. Rail costs decreased 0.1% due to lower volume offset by higher fuel surcharges compared to the prior year period while other purchased transportation costs decreased 4.3%.

Other operating expenses were higher mostly due to a general liability claims expense increase of $1.6 million or 18.9% related to a more unfavorable development of claims in 2012 compared to the first quarter of 2011 and higher cargo claims expense of $2.7 million or 30.5% due to unfavorable development of claims and a higher rate for claims in the current year.

Losses on property disposals and impairments were $8.0 million in the first quarter of 2012 compared to $0.5 million in the first quarter of 2011.

Regional Transportation Results

Regional Transportation represented approximately 34% and 33% of our consolidated revenue in the first quarter of 2012 and 2011, respectively. The table below provides summary financial information for Regional Transportation for the three months ended March 31:

(in millions)	2012	2011	Percent Change
Operating revenue	$402.0	$366.1	9.8%
Operating income (loss)	11.4	(1.2)	n/m	(b)
Operating ratio (a)	97.2%	100.3%	3.1pp	(c)

(a)	Operating ratio is calculated as (i) 100 percent plus (ii) minus the result of dividing operating income by operating revenue or (iii) plus the result of dividing operating loss by operating revenue, and expressed as a percentage.
(b)	Not meaningful
(c)	Percentage points

Three months ended March 31, 2012 compared to three months ended March 31, 2011

Regional Transportation reported operating revenue of $402.0 million for the first quarter of 2012, representing an increase of $35.9 million, or 9.8% from the first quarter of 2011. Total weight per day was up 6.0%, representing a 4.3% increase in total shipments per day and a 1.6% higher total weight per shipment compared to 2011. Our volume increases are primarily attributed to a moderately improving economic environment.

Total revenue per hundredweight increased 4.5% in the first quarter of 2012 as compared to the first quarter of 2011, due to higher fuel surcharge revenue associated with higher diesel fuel prices and a more disciplined industry pricing market.

Operating income for Regional Transportation was $11.4 million for the first quarter of 2012, an improvement of $12.6 million from the first quarter of 2011, consisting of a $35.9 million increase in revenue partially offset by increases in salaries, wages and employees’ benefits of $7.8 million or 3.5%, operating expenses and supplies of $9.7 million or 10.3%, and purchased transportation of $1.2 million or 6.8%.

Salaries, wages and employees’ benefits expense (including workers’ compensation expense) increased $7.8 million or 3.5% primarily the result of an increase in benefits compared to the prior year resulting from the resumption of multi-employer pension contribution expense in June 2011 and higher costs associated with the contractual health and welfare benefit increase effective August 2011. In addition, the increase is due to higher shipment related wages due to increased business volumes and contractual wage increases offset by lower salaries and workers’ compensation expense.

Operating expenses and supplies increased 10.3% reflecting a 12.9% increase in fuel costs (due to higher fuel prices and volumes) and a 7.2% increase in costs other than fuel. Costs were higher in the areas of equipment maintenance, travel, driver expenses, tolls and bad debt expense as a result of higher business volumes. Purchased transportation was 6.8% higher due mostly to greater business volumes and the impact of higher fuel prices.

There were no gains or losses on property disposals in the first quarter of 2012 compared to a gain of $3.4 million in the first quarter of 2011.

Certain Non-GAAP financial measures

Our adjusted EBITDA improved to $15.3 million for the three months ended March 31, 2012 from ($1.3) million for the same period in 2011. We have included the reconciliation of consolidated operating loss to consolidated adjusted EBITDA below and provided the adjusted EBITDA amounts by segment.

Adjusted operating income (loss) is a non-GAAP measure that reflects the Company’s operating income (loss) before letter of credit fees, equity-based compensation expense, net gains or losses on property disposals, and certain other items including restructuring professional fees and results of permitted dispositions. Adjusted EBITDA is a non-GAAP measure that reflects the Company’s earnings before interest, taxes, depreciation, and amortization expense, and further adjusted for letter of credit fees, equity-based compensation expense, net gains or losses on property disposals and certain other items, including restructuring professional fees and results of permitted dispositions and discontinued operations as defined in the Company’s credit facilities. Adjusted EBITDA and adjusted operating income (loss) are used for internal management purposes as a financial measure that reflects the Company’s core operating performance. In addition, management uses adjusted EBITDA to measure compliance with financial covenants in the

Company’s credit facilities. Free cash flow (deficit) and adjusted free cash flow (deficit) are non-GAAP measures that reflect the Company’s operating cash flow minus gross capital expenditures and operating cash flow minus gross capital expenditures, excluding the restructuring costs included in operating cash flow, respectively. However, these financial measures should not be construed as a better measurement than operating income, operating cash flow or earnings (loss) per share, as defined by generally accepted accounting principles.

Adjusted operating income (loss), adjusted EBITDA, free cash flow (deficit) and adjusted free cash flow (deficit) have the following limitations:

•

Adjusted operating income (loss) and adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to fund restructuring professional fees, letter of credit fees, service interest or principal payments on our outstanding debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•

Equity based compensation is an element of our long-term incentive compensation package, although adjusted operating income (loss) and adjusted EBITDA exclude either certain union employee equity-based compensation expense or all of it as an expense, respectively, when presenting our ongoing operating performance for a particular period;

•

Adjusted free cash flow (deficit) excludes the cash usage by the Company’s restructuring activities, debt issuance costs, equity issuance costs and principal payments on our outstanding debt and the resulting reduction in the Company’s liquidity position from those cash outflows; and

•	Other companies in our industry may calculate adjusted operating income (loss), adjusted EBITDA and adjusted free cash flow differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted operating income (loss), adjusted EBITDA, free cash flow (deficit) and adjusted free cash flow (deficit) should not be considered a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using adjusted operating income (loss), adjusted EBITDA, free cash flow (deficit) and adjusted free cash flow (deficit) as a secondary measure.

Our consolidated adjusted operating ratio of 102.8% for the three months ended March 31, 2012 improved 1.9 percentage points compared to the same period in 2011.

Adjusted operating ratio is calculated as (i) 100 percent (ii) minus the result of dividing adjusted operating income by operating revenue or (iii) plus the result of dividing adjusted operating loss by operating revenue, and expressed as a percentage.

Consolidated Adjusted EBITDA

The reconciliation of operating loss to adjusted operating loss and adjusted EBITDA, including adjusted operating ratio, for the three months ended March 31 is as follows:

(in millions)	2012	2011
Operating revenue	$1,194.2	$1,122.9
Adjusted operating ratio (a)	102.8%	104.7%
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(48.8)	$(68.4)
(Gains) losses on property disposals, net	8.3	(3.0)
Letter of credit expense	8.1	8.1
Restructuring professional fees	0.5	8.5
Permitted dispositions and other	(1.9)	2.2

Adjusted operating loss	(33.8)	(52.6)
Depreciation and amortization	49.0	49.8
Equity based compensation (benefit) expense	1.0	(1.0)
Restructuring professional fees, included in nonoperating income	—	0.5
Other nonoperating, net	(0.9)	0.5
Add: Truckload EBITDA loss (b)	—	1.5

Adjusted EBITDA	$15.3	$(1.3)

(a)	Adjusted operating ratio, is calculated as (i) 100 percent (ii) plus the result of dividing adjusted operating loss by operating revenue and expressed as a percentage.
(b)	Due to the sale of the Glen Moore assets in December 2011, we modified our 2011 adjusted EBITDA by the amount of the Truckload EBITDA loss to be comparable to our 2012 calculation.

Consolidated Adjusted Free Cash Flow (Deficit)

The reconciliation of adjusted EBITDA to adjusted free cash flow (deficit) for the three months ended March 31, including the reconciliation to Adjusted Free Cash Flow is as follows:

(in millions)	2012	2011
Adjusted EBITDA	$15.3	$(1.3)
Total restructuring professional fees	(0.5)	(9.0)
Cash paid for interest	(31.5)	(10.5)
Cash paid for letter of credit fees	(9.5)	—
Working Capital cash flows excluding income tax, net	1.3	(36.0)

Net cash used in operating activities before income taxes	(24.9)	(56.8)
Cash received for income taxes, net	7.8	10.6

Net cash provided by (used in) operating activities	(17.1)	(46.2)
Acquisition of property and equipment	(15.1)	(10.1)

Free cash flow (deficit)	(32.2)	(56.3)
Total restructuring professional fees	0.5	9.0

Adjusted Free Cash Flow (Deficit)	$(31.7)	$(47.3)

Segment Adjusted EBITDA

The following represents Adjusted EBITDA by segment for the three months ended March 31:

(in millions)	2012	2011
Adjusted EBITDA by segment:
YRC Freight Transportation	$(9.7)	$(16.0)
Regional Transportation	29.1	12.2
Corporate and other	(4.1)	2.5

Adjusted EBITDA	$15.3	$(1.3)

The reconciliation of operating loss, by segment, to adjusted operating loss and adjusted EBITDA, including adjusted operating ratio for the three months ended March 31 is as follows:

YRC Freight segment (in millions)	2012	2011
Operating revenue	$789.1	$730.0
Adjusted operating ratio (a)	105.3%	106.2%
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(56.1)	$(51.7)
(Gains) losses on property disposals, net	8.0	0.4
Letter of credit expense	6.6	6.4

Adjusted operating loss	(41.5)	(44.9)
Depreciation and amortization	32.6	27.9
Other nonoperating expenses (income), net	(0.8)	1.0

Adjusted EBITDA	$(9.7)	$(16.0)

(a)	Adjusted operating ratio, is calculated as (i) 100 percent (ii) plus the result of dividing adjusted operating loss by operating revenue and expressed as a percentage.

Regional segment (in millions)	2012	2011
Operating revenue	$402.0	$366.1
Adjusted operating ratio (a)	96.7%	100.8%
Reconciliation of operating loss to adjusted EBITDA:
Operating income (loss)	$11.4	$(1.2)
(Gains) losses on property disposals, net	0.5	(3.4)
Letter of credit expense	1.4	1.6

Adjusted operating income (loss)	13.3	(3.0)
Depreciation and amortization	15.8	15.2
Other nonoperating expenses (income), net	—	—

Adjusted EBITDA	$29.1	$12.2

(a)	Adjusted operating ratio, is calculated as (i) 100 percent (ii) minus the result of dividing adjusted operating income by operating revenue or (iii) plus the result of dividing adjusted operating loss by operating revenue and expressed as a percentage.

Corporate and other segment (in millions)	2012	2011
Reconciliation of operating loss to adjusted EBITDA:
Operating loss	$(4.1)	$(11.7)
(Gains) losses on property disposals, net	(0.2)	—
Letter of credit expense	0.1	—
Restructuring professional fees	0.5	8.5
Permitted dispositions and other	(1.9)	2.2

Adjusted operating loss	(5.6)	(1.0)
Depreciation and amortization	0.6	4.5
Equity based compensation expense	1.0	(1.0)
Restructuring professional fees, included in nonoperating income	—	0.5
Other nonoperating expenses (income), net	(0.1)	(0.5)

Adjusted EBITDA	$(4.1)	$2.5

Financial Condition

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents and available borrowings under our $400 million ABL facility and any prospective net operating cash flows resulting from improvements in operations. In addition, we have generated liquidity through the sale and leaseback of assets and the disposal of property, assets and lines of business. Pursuant to Amendment No. 2 to our amended and restated credit agreement, we can retain 100% of the proceeds from the sale of certain real estate for the payment or settlement of workers’ compensation and bodily injury and property damage claims. The sale of these properties is expected to generate cash proceeds of approximately $25 million during 2012. As of March 31, 2012, we had cash and cash equivalents and availability under the ABL facility of approximately $240.7 million and the borrowing base under our ABL facility was approximately $343.3 million.

Our principal uses of cash are to fund our operations, including making contributions to our single employer pension plans and the multiemployer pension funds and to meet our other cash obligations, including paying cash interest and principal for our funded debt, letter of credit fees under our credit facilities and funding capital expenditures. For the three months ended March 31, 2012, our cash flow from operating activities used net cash of $17.1 million, and we reported net losses of $85.5 million. In the first quarter of 2012, our operating revenues increased by $71.4 million as compared to the same period in 2011 and our operating loss decreased to $48.8 million in the first quarter of 2012 from $68.4 million in the same period in 2011.

Following completion of the July 2011 restructuring, we continue to have a considerable amount of indebtedness, a substantial portion of which will mature in late 2014 or early 2015, and considerable future funding obligations for our single employer pension plans and the multiemployer pension funds. As of March 31, 2012, we had approximately $1.4 billion in aggregate principal amount of outstanding indebtedness, which amount will increase over time as we continue to accrue paid-in-kind interest on a portion of such indebtedness. We expect that our cash interest, cash principal payments and letter of credit fees for the remainder of 2012 will be approximately $136.1 million. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to service such indebtedness or pay principal when due in respect of such indebtedness. We expect our funding obligations for the period April 2012 to December 2012 for our single employer pension plans and multi-employer pension funds will be approximately $56 million and $57 million, respectively. In addition, we also have, and will continue to have, substantial operating lease obligations. As of

March 31, 2012, our minimum rental expense under operating leases for the remainder of 2012 was $40.8 million. As of March 31, 2012, our operating lease obligations through 2025 totaled $172.4 million.

Our capital expenditures for the three months ended March 31, 2012 and 2011 were $15.1 million and $10.1 million, respectively. These amounts were principally used to fund replacement engines and trailer refurbishments for our revenue fleet, capitalized maintenance costs for our network facilities and technology infrastructure. Additionally, during the three months ended March 31, 2012, we entered into new operating lease commitments for revenue equipment of approximately $49.1 million, with such payment to be made over the average lease term of 3 years. In light of our recent operating results and liquidity needs, we have deferred capital expenditures and expect to continue to do so for the foreseeable future, including the remainder of 2012. As a result, the average age of our fleet has increased and we will need to update our fleet periodically.

The credit facilities require us to comply with certain financial covenants, including maintenance of a maximum total leverage ratio, minimum interest coverage ratio, minimum adjusted EBITDA and maximum capital expenditures. Adjusted EBITDA, as defined our credit facilities, is a measure that reflects the Company’s earnings before interest, taxes, depreciation, and amortization expense, and further adjusted for letter of credit fees, equity-based compensation expense, net gains or losses on property disposals and certain other items, including restructuring professional fees and results of permitted dispositions and discontinued operations. We were in compliance with each of these covenants as of and for the four quarters ended March 31, 2012. As previously discussed, the financial covenants under the credit facilities were amended in April 2012 to modify these financial covenants for the remaining term of the credit facilities.

As a result of the recent amendments to our credit facilities, these financial covenants were modified for the remaining term of the credit facilities. See Note 4 to our consolidated financial statements for further information regarding these amendments and new financial covenants.

We expect that our cash and cash equivalents, improvements in operating results, retention of cash proceeds from asset sales and availability under our credit facilities will be sufficient to allow us to comply with the amended financial covenants in our credit facilities, fund our operations, increase working capital as necessary to support our planned revenue growth and fund planned capital expenditures for the foreseeable future, including the next twelve months. Our ability to satisfy our liquidity needs over the next twelve months is dependent on a number of factors, many of which are outside of our control. These factors include:

•	our operating results, pricing and shipping volumes must continue to improve at a rate significantly better than what we have achieved in our recent financial results;

•	we must continue to comply with covenants and other terms of our credit facilities so as to have access to the borrowings available to us under such credit facilities;

•	our anticipated cost savings under our labor agreements, including wage reductions and savings due to work rule changes, must continue;

•	we must complete real estate sale transactions as anticipated;

•	we must continue to defer purchases of replacement revenue equipment or secure suitable operating leases for such replacement revenue equipment;

•	we must continue to implement and realize substantial cost savings measures to match our costs with business levels and to continue to become more efficient;

•

we must continue to carefully manage receipts and disbursements, including amounts and timing, focusing on reducing days sales outstanding for trade receivables and managing days outstanding for trade payables; and

•

we must be able to generate operating cash flows that are sufficient to provide for additional cash requirements for pension contributions to single-employer pension plans and multiemployer pension funds, cash interest on debt and for capital expenditures or additional lease payments for new revenue equipment.

There can be no assurance that management will be successful or that such plans will be achieved. We expect to continue to monitor our liquidity, work to alleviate these uncertainties and address our cash needs through a combination of one or more of the following actions:

•	we will continue to aggressively seek additional and return business from customers;

•	we will continue to attempt to reduce our escrow deposits and letter of credit collateral requirements related to our self-insurance programs;

•	if appropriate, we may sell additional equity or pursue other capital market transactions; and

•	we may consider selling additional assets or business lines, which would require lenders’ consent in most cases.

The Company has experienced recurring net losses from continuing operations and operating cash flow deficits. Our ability to continue as a going concern is dependent on many factors, including among others, improvements in our operating results necessary to comply with the modified covenants. These conditions raise significant uncertainty about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the foregoing uncertainties.

Forward-Looking Statements in “Liquidity and Capital Resources”

Our beliefs regarding liquidity sufficiency are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended. Forward-looking statements are indicated by words such as “should,” “could,” “may,” “expect,” “believe,” “estimate” and other similar words. Our actual liquidity may differ from our projected liquidity based on a number of factors, including those listed in “Liquidity and Capital Resources”. The company’s expectations regarding proceeds from future real estate sales are only its expectations regarding these matters. Actual proceeds will be determined by company’s ability to sell the properties for expected sales prices, which is dependent on the availability of capital and willing buyers and counterparties in the market and the outcome of discussions to enter into and close any such transactions on negotiated terms and conditions, including (without limitation) usual and ordinary closing conditions such as favorable title reports or opinions and favorable environmental assessments of specific properties.

Cash Flow

Operating Cash Flow

Operating cash flows increased $29.2 million during the three months ended March 31, 2012 compared to the same period in 2011. This increase is primarily attributable to a $21.1 million year-over-year reduction in operating losses.

Investing Cash Flow

Investing cash flows increased $3.6 million during the first quarter of 2012 compared to the same period in 2011. This increase is related to the $10.1 million net receipt from restricted escrow due to a reduction in required letters of credit under our previous ABS facility, offset by a $5.1 million increase in the acquisition of property and equipment. The increase in the acquisition of property and equipment was primarily related to the addition of replacement engines and trailer refurbishments for our revenue fleet.

Financing Cash Flow

Net cash provided by financing activities for the first quarter of 2012 was $37.9 million compared to $58.6 million for the same period in 2011. During the three months ended March 31, 2012, we increased our net borrowings under our ABL facility by $45.0 million, offset by the $6.0 million repayment of other long-term debt and $1.1 million in debt issuance costs.

Contractual Obligations and Other Commercial Commitments

The following tables provide aggregated information regarding our contractual obligations and commercial commitments as of March 31, 2012.

Contractual Cash Obligation

	Payments Due by Period
(in millions)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Balance sheet obligations:(a)
ABL borrowings, including interest	$41.6	$394.7	$—	$—	$436.3
Long-term debt including interest(b)	35.9	768.6	—	—	804.5
Lease financing obligations	41.3	85.3	88.5	128.4	343.5	(c)
Pension deferral obligations including interest	9.5	154.8	—	—	164.3
Workers’ compensation, property damage and liability claims obligations	134.3	159.4	82.4	151.1	527.2
Off balance sheet obligations:
Operating leases	54.8	75.9	21.2	20.5	172.4
Letter of credit fees	38.2	74.6	—	—	112.8	(d)
Capital expenditures	26.7	—	—	—	26.7

Total contractual obligations	$382.3	$1,713.3	$192.1	$300.0	$2,587.7

(a)	Total liabilities for unrecognized tax benefits as of March 31, 2012, were $29.4 million and are classified on the Company’s consolidated balance sheet within “Other Current and Accrued Liabilities”.
(b)	Long-term debt maturities are reflected by contractual maturity for all obligations other than the contingent convertible senior notes which have a par value of $1.9 million. These notes are instead presented based on the earliest possible redemption date defined as the first date on which the note holders have the option to require us to purchase their notes at par. At March 31, 2012, these notes are convertible for cash payment of a nominal amount based on an assumed market price of $6.50 per share for our common stock. Should the note holders elect to exercise the conversion options, cash payments would be less than those presented in the table above.
(c)	The $343.5 million of lease financing obligation payments represent interest payments of $258.3 million and principal payments of $85.3 million. The remaining principle obligation is offset by the estimated book value of leased property at the expiration date of each lease agreement.
(d)	The $112.8 million of letter of credit fees are related to the cash collateral for our outstanding letters of credit on our previous ABS facility, as well as the amended and restated credit agreement outstanding letters of credit.

During the three months ended March 31, 2012, we entered into new operating lease commitments for revenue equipment of approximately $49.1 million, with such lease payments to be made over the average lease term of 3 years.

Other Commercial Commitments

The following table reflects other commercial commitments or potential cash outflows that may result from a contingent event, such as a need to borrow short-term funds due to insufficient free cash flow.

	Amount of Commitment Expiration Per Period
(in millions)	Less than 1 year	1-3 years		3-5 years	After 5 years	Total
Unused line of credit
ABL Facility	$—	$14.4		$—	$—	$14.4
Letters of credit(b)	—	437.0	(a)	—	—	437.0
Surety bonds	88.6	—		—	—	88.6

Total commercial commitments	$88.6	$451.4		$—	$—	$540.0

(a)	Under our credit facilities, we hold in restricted escrow $8.3 million of cash related to the net cash proceeds from certain asset sales. This restricted escrow provides additional cash collateral for our outstanding letters of credit.
(b)	We hold in restricted escrow $47.5 million, which represents cash collateral for our outstanding letters of credit on our previous ABS facility.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates, foreign currencies, and fuel price volatility. The risk inherent in our market risk sensitive instruments and positions is the potential loss or increased expense arising from adverse changes in those factors. There have been no material changes to our market risk policies or our market risk sensitive instruments and positions as described in our annual report on Form 10-K for the year ended December 31, 2011.

Item 4. Controls and Procedures

As required by the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), we maintain disclosure controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officers, has evaluated our disclosure controls and procedures as of March 31, 2012 and has concluded that our disclosure controls and procedures were effective as of March 31, 2012.

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

We discuss legal proceedings in the “Commitments, Contingencies and Uncertainties” note to our consolidated financial statements.

Item 1A. Risk Factors

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Liquidity” for information regarding our liquidity.

Item 5. Other Information.

Annual Meeting Results

The Company held its annual meeting of stockholders on May 1, 2012 (the “Annual Meeting”).

The Company’s outstanding common stock, Series A Voting Preferred Stock, 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”), and 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes,” and together with the Series A Notes, the “Convertible Notes”) voted together as a single class on all proposals at the Annual Meeting.

Each share of common stock and Series A Voting Preferred Stock was entitled to one vote per share. Pursuant to the Company’s Amended and Restated Certificate of Incorporation, as amended, and the indentures governing the Convertible Notes, holders of Convertible Notes are entitled to vote on an as-converted-to-common-stock basis on all matters on which holders of common stock are entitled to vote, subject to certain limitations discussed below. Each holder of Series A Notes was entitled on an as-converted-to-common-stock basis to 29.4067 shares of Common Stock for each $1,000 principal amount of Series A Notes held on the record date of the Annual Meeting. Each holder of Series B Notes was entitled on an as-converted-to-common-stock basis to 75.9425 shares of Common Stock per $1,000 principal amount of Series B Notes held on the record date, which number of shares includes shares issuable in respect of the Make Whole Premium (as defined in the Series B Notes indenture). However, as set forth in the Company’s Amended and Restated Certificate of Incorporation, as amended, and in the indentures governing the Convertible Notes, in order to comply with NASDAQ Listing Rule 5640, each holder of Series A Notes is limited to 0.1089 votes for each share of Common Stock on an as-converted-to-common-stock basis and each holder of Series B Notes is limited to 0.0594 votes for each share of Common Stock on an as-converted-to-common-stock basis. On the record date, the holders of Series A Notes collectively held 456,803 votes and the holders of Series B Notes collectively held 427,637 votes.

At the Annual Meeting, the following matters were voted on by the holders of the Company’s common stock, Series A Voting Preferred Stock and Convertible Notes:

Proposal I:

Each of the nominees was elected to the Board of Directors.

Nominees	Votes For	Votes Withheld	Broker Non-Votes
Raymond J. Bromark	3,972,349	121,340	1,757,220
Matthew A. Doheny	3,952,488	141,201	1,757,220
Robert L. Friedman	3,973,808	119,881	1,757,220
James E. Hoffman	3,975,559	118,130	1,757,220
Michael J. Kneeland	3,976,495	117,194	1,757,220
James L. Welch	3,975,474	118,215	1,757,220
James F. Winestock	3,799,490	294,199	1,757,220

Proposal II:

The advisory vote on named executive officer compensation was approved, on an advisory basis.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
3,947,015	37,396	109,278	1,757,220

Proposal III:

The appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2012 was ratified.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
5,700,855	44,692	105,362	0

Departure of Officer

Michael J. Naatz, President of Holland, resigned, effective May 4, 2012, to pursue other opportunities.

Executive Severance Policy

Effective April 30, 2012, the Board of Directors of the Company terminated the Company’s Executive Severance Policy pursuant to the terms of the policy. Termination of the Company’s Executive Severance Policy does not affect the severance benefits to which officers are entitled pursuant to the terms of individual employment agreements and arrangements.

Item 6. Exhibits

10.1	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 27, 2012, by and among the Company, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2.2 to Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012, File No. 000-12255).

10.2	Amendment No. 1 to Credit Agreement and Amendment No.1 to Receivables Sale Agreement, dated as of February 27, 2012, by and among YRCW Receivables LLC, as borrower, the Company, as servicer, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.5.2 to Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012, File No. 000-12255).

10.3

Amendment No. 2 to Credit Agreement, dated as of February 27, 2012, by and among YRCW Receivables LLC, as borrower, and the lenders party thereto (incorporated by reference to Exhibit 10.5.2 to Annual Report on Form

10-K for the year ended December 31, 2011, filed on February 28, 2012, File No. 000-12255).

10.4*	Employment Agreement, effective as of February 13, 2012, by and between the Company and Michelle A. Russell.

31.1*	Certification of James L. Welch pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Jamie G. Pierson pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of James L. Welch pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Jamie G. Pierson pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase

101.DEF**	XBRL Taxonomy Extension Definition Linkbase

101.LAB**	XBRL Taxonomy Extension Label Linkbase

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

*	Indicates documents filed herewith
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

YRC Worldwide Inc.
Registrant

Date: May 3, 2012	/s/ James L. Welch
James L. Welch
Chief Executive Officer

Date: May 3, 2012	/s/ Jamie G. Pierson
Jamie G. Pierson
Executive Vice President and
Chief Financial Officer

Exhibit 10.4

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into on January 9, 2012 with an Effective Date of February 13, 2012, unless earlier agreed to by the parties, by and among YRC Worldwide Inc., a Delaware corporation (together with its successors and assigns, the “Company”) and Michelle A. Russell (“Executive”).

WHEREAS, Executive and the Company wish to enter into an employment relationship on the terms and conditions set forth in this Agreement.

WHEREAS, the Board of Directors of the Company (the “Board”) has authorized the Company to enter into this Agreement; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the validity and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Term of Employment. The Company hereby agrees to employ Executive under this Agreement, and Executive hereby accepts such employment, for the Term of Employment. Except as provided in this Section 1, the Term of Employment shall commence as of the Effective Date and shall end on December 31, 2015. The Term of Employment may be sooner terminated by either party in accordance with Section 6 of this Agreement. For the avoidance of doubt, the sole remedies for early termination of the Term of Employment are as provided in Section 8.

2.	Position, Duties and Responsibilities.

(a) During the Term of Employment, Executive shall serve as the Executive Vice President and General Counsel of the Company and of such of its subsidiaries as the Board may request, reporting to the Chief Executive Officer of the Company (“CEO”) and the Board, and shall perform such lawful duties as are specified from time to time by the CEO and/or the Board that are commensurate with her position as General Counsel.

(b) During the Term of Employment, Executive shall perform Executive’s duties faithfully and to the best of Executive’s abilities and shall devote all of Executive’s business time, on a full time basis, to the business and affairs of the Company and shall use Executive’s best efforts to advance the best interest of the Company and shall comply with all of the written policies of the Company, including, without limitation, such written policies with respect to legal compliance, conflicts of interest, confidentiality, insider trading, code of conduct and business ethics as are from time to time in effect (collectively, and as amended or modified from time to time by the Board in its discretion, the “Policies”).

(c) During the Term of Employment, Executive hereby agrees that Executive’s services will be rendered exclusively to the Company and Executive shall not directly or indirectly render services to, or otherwise act in a business or professional capacity on behalf of or for the benefit of, any other Person (as defined below) as an employee, advisor, member of a board or similar governing body, sole proprietor, independent contractor, agent, consultant, representative or otherwise, whether or not compensated, except as may otherwise be explicitly permitted by the Board in writing in accordance with the Policies following receipt of notice from Executive regarding any such matter. During the Term of Employment, Executive further agrees that Executive shall not seek, solicit, or otherwise look for employment (whether as an employee, consultant or otherwise) with any other Person. “Person” or “person”, as used in this Agreement, means any individual, partnership, Iimited partnership, corporation, limited liability company, trust, estate, cooperative, association, organization, proprietorship, firm, joint venture, joint stock company, syndicate, company, committee, government or governmental subdivision or agency, or other entity, in each case, whether or not for profit.

(d) Executive’s services hereunder shall be performed by Executive in the Company’s principal executive offices in Overland Park, Kansas; provided, that, Executive may be required to travel for business purposes during the Term of Employment.

(e) Upon expiration of the Term of Employment or the termination of Executive’s employment for any reason, upon the request of the Board, Executive shall resign, in writing, from any positions Executive then holds with the Company and its subsidiaries, including, if applicable, membership on the Board and/or other boards of the Company’s subsidiaries.

3. Base Salary. Commencing as of the Effective Date, the Company shall pay Executive an annualized Base Salary of four hundred twenty-five thousand U.S. dollars ($425,000) (“Base Salary”), payable in accordance with the regular payroll practices applicable to senior executives of the Company. During the Term of Employment, the Board may increase (but not decrease) Executive’s Base Salary in its discretion. Except as otherwise provided in this Agreement, Executive shall not be entitled to receive any additional consideration for service during the Term of Employment as a member of the Board and/or as an officer or employee of any subsidiary.

4.	Incentive Compensation.

(a) Restricted Stock Award. Executive shall be granted a restricted stock award on the Effective Date (the “Grant Date”), equal to 0.2% of the outstanding common stock of the Company, calculated on a fully-diluted basis, as of the Effective Date (the “Initial Award”). The Initial Award shall be subject in all respects to the terms of the applicable restricted stock award agreement evidencing the Initial Award and the Company’s management incentive plan (the “Plan”); provided, that, the Initial Award shall provide in part that shares subject to the award shall vest according to the vesting schedule for the Initial Award as set forth on Annex A hereto; provided, further, that, Executive is still then employed by the Company on each such date. In addition, subject to applicable legal and accounting restrictions, the Initial Award will provide that Executive may elect to satisfy her minimum income tax withholding obligations by having the Company withhold a sufficient number of shares with a fair market value equal to such withholding obligation. Executive will have an opportunity to review and provide input on the applicable restricted stock award agreement evidencing the Initial Award. This Section 4(a) shall survive expiration of the Agreement for so long as is necessary to give effect thereto, although this survival clause shall not be construed as a guarantee of Executive’s employment for any particular period.

(b) Performance Awards. Provided Executive is continuously employed the first day of the first calendar month following the end of the respective fiscal years, within ninety (90) days following the end of each of the first four completed fiscal years which occur during the Term of Employment (which, for the avoidance of doubt, shall include fiscal year 2012 on a non-prorated basis), Executive shall be granted a restricted award of common stock up to 0.15% of the outstanding common stock of the Company, calculated on a fully-diluted basis, if one or more pre-established performance goals for

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such completed fiscal year established by the Compensation Committee of the Board (the “Committee”), after consultation with Executive, have been achieved, as determined by the Committee (each, a “Performance Award”). A Performance Award shall be 50% vested upon the date of grant and 50% vested on the first anniversary of the date of grant; provided, that, Executive has not been terminated pursuant to Section 6(c) or Section 6(e)(i) and is otherwise still then employed by the Company on such anniversary or such grant date, as applicable. In addition, subject to applicable legal and accounting restrictions, the Performance Award will provide that Executive may elect to satisfy Executive’s minimum income tax withholding obligations by having the Company withhold a sufficient number of shares with a fair market value equal to such withholding obligation. This Section 4(b) shall survive expiration of the Agreement for so long as is necessary to give effect thereto, although this survival clause shall not be construed as a guarantee of Executive’s employment for any particular period. The scheduled vesting of the Initial Award and the Performance Award(s) are set forth on Annex A hereto.

(c) Claw-Back. If, pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Act”), the Company would not be eligible for continued listing, if applicable, under Section 10D(a) of the Act if it did not adopt policies consistent with Section 10D(b) of the Act, then, in accordance with those policies that are so required, any incentive-based compensation payable to Executive under this Agreement or otherwise shall be subject to claw-back in the circumstances, to the extent, and in the manner, required by Section 10D(b)(2) of the Act, as interpreted by rules of the Securities Exchange Commission.

(d) Cash Bonus Plan. The Company shall provide Executive a cash performance bonus (“Bonus”) based on Executive’s achievement of certain performance criteria (“Performance Criteria”) for each fiscal year, provided, that, Bonus for fiscal year 2012 shall not exceed one hundred thousand U.S. dollars ($100,000).

(e) Relocation Bonus. On the Effective Date, Executive shall be paid one hundred thousand U.S. dollars ($100,000).

(f) Excess Compensation Limit. Notwithstanding anything herein to the contrary, any taxable compensation, including, without limitation, Base Salary, Bonuses, taxable fringe benefits and perquisites, payable by the Company to Executive shall in no event exceed one million U.S. dollars ($1,000,000) (as adjusted) in any calendar year commencing prior to January 1, 2013 so as to result in any accelerated pension contributions or other additional pension expense payable by the Company pursuant to the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 or other similar law.

5.	Other Benefits.

(a) Employee Benefits. During the Term of Employment, Executive shall be entitled to participate in such employee benefit plans and insurance programs made available generally to senior executives of the Company, or which it may adopt from time to time, for its employees, in accordance with the eligibility requirements for participation therein.

(b) Vacations. During the Term of Employment, Executive shall be entitled to four (4) weeks paid vacation per year to be accrued and taken in accordance with the normal vacation policies of the Company. Accrued but unused vacation shall be paid following Executive’s termination of employment in accordance with the Company’s normal vacation policy in effect from time to time.

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(c) Reimbursement of Business and Other Expenses. Executive is authorized to incur reasonable expenses in carrying out Executive’s duties and responsibilities under this Agreement, and the Company shall promptly reimburse Executive for all such expenses, subject to documentation and subject to the expense reimbursement policies of the Company during the Term of Employment.

(d) Relocation Assistance. Executive shall be entitled to relocation benefits commensurate with the Executive’s position, in accordance with the Company’s relocation program in effect from time to time and notwithstanding any limitation of the foregoing, to include reasonable realtor fees and reasonable moving expenses from Wichita, Kansas to the Kansas City metropolitan area.

(e) Automobile Allowance. Company shall provide Executive an automobile allowance of one thousand U.S. dollars ($1,000) per month during the Term of Employment.

6. Termination of Employment. Executive’s employment hereunder may be terminated during the Term of Employment under the following circumstances:

(a) Death. Executive’s employment hereunder shall terminate upon Executive’s death.

(b) Disability. The Company shall have the right to terminate Executive’s employment hereunder for Disability (as defined below). For purposes of this Agreement, “Disability” shall mean Executive’s inability to perform her duties hereunder on a full-time basis for a period of ninety days during any three hundred sixty-five (365) day period, as a result of physical or mental incapacity as determined by a medical doctor reasonably selected in good faith by the Board.

(c) For Cause. The Company shall have the right to terminate Executive’s employment for Cause (as defined in this Section 6(c)). Upon the reasonable belief by the Board that Executive has committed an act (or failure to act) which constitutes Cause, the Company may immediately suspend Executive from Executive’s duties herein and bar Executive from Company premises during the Board’s investigation of such acts (or failures to act) and any such suspension shall not be deemed to be a breach of this Agreement by the Company and/or otherwise provide Executive a right to terminate Executive’s employment for Good Reason (as defined in Section 6(e)) (the “Investigation Period”). If Executive is ultimately terminated for Cause following the Investigation Period, which shall not exceed one-hundred eighty (180) days, then Executive’s employment shall be deemed to have been terminated as of the first day of such Investigation Period for all purposes under this Agreement (other than with respect to the payment of Base Salary, participation and vesting in the Company’s qualified defined contribution plan, and the provision of welfare (i.e., health, dental, life insurance, and vacation) benefits during the Investigation Period). For purposes of this Agreement, “Cause” shall mean (i) Executive’s commission or guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or a misdemeanor that involves moral turpitude, (ii) conduct by Executive that constitutes fraud or embezzlement or any acts of dishonesty in relation to Executive’s duties with the Company, (iii) Executive having engaged in negligence, bad faith or misconduct which causes either material reputational or material economic harm to the Company or its affiliates, (iv) Executive’s continued refusal to substantially perform Executive’s essential duties hereunder, which refusal is not remedied within ten (10) days after written notice from the Board (which notice specifies in reasonable detail the grounds constituting Cause under this subclause), or (v) Executive’s breach of Executive’s obligations

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under this Agreement or the Policies maintained by the Company, which is not cured, if curable, within ten (10) days after the Company notifies Executive of such breach (which notice specifies in reasonable detail the grounds constituting Cause under this subclause). For the avoidance of doubt, Cause shall not exist under subclause (v) of this Section 6(c) as a result of Executive’s poor performance of Executive’s duties.

(d) Without Cause. The Company shall have the right to terminate Executive’s employment hereunder without Cause at any time by providing Executive with a Notice of Termination.

(e) By Executive. Executive shall have the right to terminate her employment hereunder without Good Reason (as defined in Section 6(c)) by providing the Company with a Notice of Termination at least one hundred twenty (120) days prior to such termination (which advance notice may be waived by the Company). Executive shall have the right to terminate Executive’s employment hereunder with Good Reason as set forth herein. For purposes of this Agreement, Executive shall have “Good Reason” to terminate her employment if, within thirty (30) days after Executive knows (or has reason to know) of the occurrence of any of the following events, Executive provides written notice requesting cure to the Board of such events, and the Board fails to cure, if curable, such events within thirty (30) days following receipt of such notice: (i) a material reduction in Executive’s Base Salary; (ii) any material diminution in Executive’s duties or responsibilities or the assignment to Executive of duties or responsibilities that materially impair Executive’s ability to perform the duties or responsibilities then assigned to Executive or normally assigned to the General Counsel of an enterprise of the size and structure of the Company or (iii) any material breach by the Company of their obligations to the Executive under this Agreement.

(f) Due to Expiration of the Term of Employment. Unless otherwise agreed to by the parties in writing, Executive’s employment and this Agreement (other than provisions intended to survive) shall terminate upon the expiration of the Term of Employment.

7. Termination Procedure.

(a) Notice of Termination. Any termination of Executive’s employment by the Company or by Executive during the Term of Employment (other than termination pursuant to Section 6(a)) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 13 hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

(b) Date of Termination. “Date of Termination” shall mean (i) if Executive’s employment is terminated by Executive’s death, the date of Executive’s death, (ii) if Executive’s employment is terminated pursuant to Section 6(b), fifteen (15) days after Notice of Termination, and (iii) if Executive’s employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date set forth in such notice (but within ninety (90) days after the giving of such notice); provided, however, that the notice period for a termination by Executive without Good Reason shall be, unless waived by the Company, at least one hundred twenty (120) days) after the giving of such Notice of Termination.

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8. Compensation Upon Termination. In the event Executive’s employment terminates during the Term of Employment, the Company shall provide Executive with the payments set forth below. The severance payments described in Section 8(b) shall be in lieu of any other severance or termination benefits that Executive may otherwise be eligible to receive under any severance policy, plan or program maintained by the Company or its subsidiaries or as otherwise mandated by law. To the extent that the Company and/or its subsidiaries are required to pay Executive severance or termination pay under any such severance policy, plan, program or applicable law, the amounts payable hereunder shall be reduced, but not below zero, on a dollar for dollar basis.

(a) Termination for Cause or Without Good Reason, Death, Disability or Expiration of the Term. If Executive’s employment is terminated by the Company for Cause or by Executive without Good Reason, or upon Executive’s death or Disability or upon the expiration of the Term of Employment:

(i)	within ten (10) business days following such termination, the Company shall pay to Executive (or her beneficiary or estate) any unpaid Base Salary earned through the Date of Termination;

(ii)	within thirty (30) days following such termination, the Company shall reimburse Executive pursuant to Section 5(c) for reasonable expenses incurred but not paid prior to such termination of employment; and

(iii)	the Company shall provide to Executive other or additional benefits (if any), in accordance with the then-applicable terms of any then-applicable plan, program, agreement or other arrangement of any of the Company, or of any of their subsidiaries, in which Executive participates (the rights described in clauses (i) to (iii) are collectively referred to as the “Accrued Obligations”).

(b) Termination Without Cause or for Good Reason. In the event that Executive’s employment under this Agreement is terminated by the Company without Cause under Section 6(d) of this Agreement or by Executive with Good Reason during the Term of Employment, the Company shall pay or provide to Executive the Accrued Obligations and subject to Executive’s signing (and not revoking) a general release of claims in a form reasonably acceptable to the Company within twenty-one (21) days or forty-five (45) days, whichever period is required under applicable law, the Company shall pay to Executive a severance amount equal to 150% of Executive’s annual rate of Base Salary immediately prior to the Date of Termination, payable in eighteen (18) monthly installments (“Monthly Severance Payments”), commencing on the 60th day following the Date of Termination. Monthly Severance Payments shall be made in accordance with the regular payroll practices of the Company; provided, that, if Executive is in breach of any of her obligations under Section 9 of this Agreement, the Company may cease making the payments under this Section 8(b). Each Monthly Severance Payment shall be treated as a separate payment for the purposes of Code Section 409A.

9. Restrictive Covenants.

(a) Acknowledgments. Executive acknowledges that: (i) as a result of Executive’s employment by the Company, Executive has obtained and will obtain Confidential Information (as defined below); (ii) the Confidential Information has been developed and created by the Company and its Affiliates (as defined below) at substantial expense and the Confidential Information constitutes valuable proprietary assets; (iii) the Company and its Affiliates will suffer substantial damage and irreparable harm which will be difficult to compute if, during the Term of Employment and thereafter, Executive should enter a Competitive Business (as defined herein) in violation of the provisions of this

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Agreement; (iv) the nature of the Company’s and its Affiliates’ business is such that it could be conducted anywhere in the world and that it is not limited to a geographic scope or region; (v) the Company and its Affiliates will suffer substantial damage which will be difficult to compute if, during the Term of Employment or thereafter, Executive should solicit or interfere with the Company’s and its Affiliates’ employees, clients or customers or should divulge Confidential Information relating to the business of the Company and its Affiliates; (vi) the provisions of this Agreement are reasonable and necessary for the protection of the business of the Company and its Affiliates; (vii) the Company would not have hired or continued to employ Executive or grant the equity wards and other benefits contemplated under this Agreement unless he agreed to be bound by the terms hereof; and (viii) the provisions of this Agreement will not preclude Executive from other gainful employment, but instead will preclude only an unfair competitive advantage. “Competitive Business” as used in this Agreement shall mean any business which competes, directly or indirectly, with any aspect of the Company’s (or its Affiliates’) business. “Confidential Information” as used in this Agreement shall mean any and all confidential and/or proprietary knowledge, data, or information of the Company and its Affiliates, including, without limitation, any: (A) trade secrets, drawings, inventions, methodologies, mask works, ideas, processes, formulas, source and object codes, data, programs, software source documents, works of authorship, know-how, improvements, discoveries, developments, designs and techniques, and all other work product of the Company and its Affiliates, whether or not patentable or registrable under trademark, copyright, patent or similar laws; (B) information regarding plans for research, development, new service offerings and/or products, equipment purchases, marketing, advertising and selling, distribution, business plans, business forecasts, budgets and unpublished financial statements, licenses, prices and costs, suppliers, customers or distribution arrangements; (C) information regarding the skills and compensation of employees, suppliers, agents, and/or independent contractors of the Company and its Affiliates; (D) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed products or services of the Company and its Affiliates; or (E) any other information, data or the like that is labeled confidential or orally disclosed to Executive as confidential. For purposes of this Agreement, an “Affiliate” of an individual, corporation, partnership, limited liability company, joint venture, trust, estate, board, committee, agency, body, employee benefit plan, or other person or entity (“Person”) shall mean a Person that directly or indirectly controls, is controlled by, or is under common control with, the Person specified.

(b) Confidentiality. In consideration of the benefits provided for in this Agreement, Executive agrees not to, at any time, either during the Term of Employment or thereafter, divulge, use, publish or in any other manner reveal, directly or indirectly, to any person, firm, corporation or any other form of business organization or arrangement and keep in the strictest confidence any Confidential Information, except (i) as may be necessary to the performance of Executive’s duties hereunder, (ii) with the Company’s express written consent, (iii) to the extent that any such information is in or becomes in the public domain other than as a result of Executive’s breach of any of the obligations hereunder, or (iv) where required to be disclosed by court order, subpoena or other government process and in such event, Executive shall cooperate with the Company in attempting to keep such information confidential. Upon the request of the Company, Executive agrees to promptly deliver to the Company the originals and all copies, in whatever medium, of all such Confidential Information in Executive’s possession or control.

(c) Non-Compete. In consideration of the benefits provided for in this Agreement, Executive covenants and agrees that during Executive’s employment and for a period of 18 months following the conclusion of Executive’s employment for whatever reason, or following the date of cessation of the last violation of this Agreement, or from the date of entry by a court of competent

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jurisdiction of a final, unappealable judgment enforcing this covenant, whichever of the foregoing is the last to occur (the “Restricted Period”), Executive will not, as principal, or in conjunction with any other person, firm, partnership, corporation or other form of business organization or arrangement (whether as a shareholder, partner, member, principal, agent, lender, director, officer, manager, trustee, representative, employee or consultant), directly or indirectly, be employed by, provide services to, in any way be connected, associated or have any interest of any kind in, or give advice or consultation to any Competitive Business.

(d) Non-Solicitation of Employees. In consideration of the benefits provided for in this Agreement, Executive covenants and agrees that during Executive’s employment and for a period of twenty-four (24) months following the termination of Executive’s employment for whatever reason, or following the date of cessation of the last violation of this Agreement, or from the date of entry by a court of competent jurisdiction of a final, unappealable judgment enforcing this covenant, whichever of the foregoing is the last to occur, Executive shall not, without the prior written permission of the Company, directly or indirectly (i) solicit, employ or retain, or have or deliberately cause any other person or entity to solicit, employ or retain, any person who is employed or is providing services to the Company or its Affiliates at the time of Executive’s termination of employment or was or is providing such services within the twelve (12) month period before or after Executive’s termination of employment or (ii) request, suggest or deliberately cause any employee of the Company or its Affiliates to breach or threaten to breach terms of said employee’s agreements with the Company and its Affiliates or to terminate her employment with the Company and its Affiliates.

(e) Non-Solicitation of Clients and Customers. In consideration of the benefits provided for in this Agreement, Executive covenants and agrees that during the Restricted Period, Executive will not, as principal, or in conjunction with any other person, firm, partnership, corporation or other form of business organization or arrangement (whether as a shareholder, partner, member, lender, principal, agent, director, officer, manager, trustee, representative, employee or consultant), directly or indirectly: (i) solicit or accept any business, in competition with the Company and its Affiliates, from any person or entity who was an existing or prospective customer or client of the Company and its Affiliates at the time of, or at the time during the twelve (12) months preceding, Executive’s termination of employment; or (ii) request, suggest or deliberately cause any of the Company’s and its Affiliates’ clients or customers to cancel, reduce, change the terms of or terminate any business relationship with the Company and its Affiliates involving services or activities which were directly or indirectly the responsibility of Executive during Executive’s employment.

(f) Post-Employment Property. The parties agree that any work of authorship, invention, design, discovery, development, technique, improvement, source code, hardware, device, data, apparatus, practice, process, method or other work product whatever (whether patentable or subject to copyright, or not, and hereinafter collectively called “discovery”) related to training or marketing methods and techniques that Executive, either solely or in collaboration with others, has made or may make, discover, invent, develop, perfect or reduce to practice during the term of her employment, or within three (3) months thereafter, whether or not during regular business hours, and created, conceived or prepared on the Company’s and its Affiliates’ premises or otherwise and related to the Company’s business, shall be the sole and complete property of the Company and its Affiliates. More particularly, and without limiting the foregoing, Executive agrees that all of the foregoing and any (i) inventions (whether patentable or not, and without regard to whether any patent therefor is ever sought); (ii) marks, names or logos (whether or not registrable as trade or service marks, and without regard to whether registration therefor is ever sought); (iii) works of authorship (without regard to

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whether any claim of copyright therein is ever registered); and (iv) trade secrets, ideas, and concepts ((i)- (iv) collectively, “Intellectual Property Products”) created, conceived or prepared on the Company’s and its Affiliates’ premises or otherwise, whether or not during normal business hours, and related in any way to the Company’s business, shall perpetually and throughout the world be the exclusive property of the Company and its Affiliates, as the case may be, as shall all tangible media (including, but not limited to, papers, computer media of all types and models) in which such Intellectual Property Products shall be recorded or otherwise fixed. Executive agrees that all works of authorship created by Executive during Executive’s engagement by the Company shall be works made for hire of which the Company and its Affiliates are the author and owner of copyright. To the extent that any competent decision-making authority should ever determine that any work of authorship created by Executive during Executive engagement by the Company is not a work made for hire, Executive hereby assigns all right, title and interest in the copyright therein, in perpetuity and throughout the world, to the Company. To the extent that this Agreement does not otherwise serve to grant or otherwise vest in the Company all rights in any Intellectual Property Product created by Executive during Executive’s engagement by the Company, or within three (3) months thereafter, Executive hereby assigns all right, title and interest therein, in perpetuity and throughout the world, to the Company. Executive agrees to execute, immediately upon the Company’s reasonable request and without charge, any further assignments, applications, conveyances or other instruments, at any time after execution of this Agreement, whether or not Executive is engaged by the Company at the time such request is made, in order to permit the Company, their Affiliates and/or their respective assigns to protect, perfect, register, record, maintain or enhance their rights in any Intellectual Property Product; provided, that, the Company shall bear the cost of any such assignments, applications or consequences. Upon termination of Executive’s employment with the Company for any reason whatsoever, and at any earlier time the Company so request, Executive will immediately deliver to the custody of the person designated by the Company all originals and copies of any documents and other property of the Company in Executive’s possession or under Executive’s control.

(g) Non-Disparagement. Executive acknowledges and agrees that Executive will not defame or publicly criticize the services, business, prospects, quality, integrity, veracity or personal or professional reputation of the Company and/or its Affiliates and their respective officers, directors, partners, executives, employees or agents thereof in either a professional or personal manner at any time following the Term of Employment.

(h) Enforcement. If Executive commits a breach of any of the provisions of this Section 9, the Company shall have the right and remedy to seek to have the provisions specifically enforced by any court having jurisdiction (without the posting of any bond or security), it being acknowledged and agreed by Executive that the services being rendered hereunder to the Company are of a special, unique and extraordinary character and that any such breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company. Such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity.

(i) Blue Pencil. If, at any time, the provisions of this Section 9 shall be determined to be invalid or unenforceable under any applicable law, by reason of being vague or unreasonable as to area, duration or scope of activity, this Agreement shall be considered divisible and shall become and be immediately amended to only such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter and Executive and the Company agree that this Agreement as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

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(j) EXECUTIVE ACKNOWLEDGES THAT EXECUTIVE HAS READ THIS SECTION 9 AND HAS HAD THE OPPORTUNITY TO REVIEW ITS PROVISIONS WITH ANY ADVISORS AS EXECUTIVE CONSIDERED NECESSARY AND THAT EXECUTIVE UNDERSTANDS THIS AGREEMENT’S CONTENTS AND SIGNIFIES SUCH UNDERSTANDING AND AGREEMENT BY SIGNING BELOW.

10. Assignability; Binding Nature. The rights and benefits of Executive hereunder shall not be assignable, whether by voluntary or involuntary assignment or transfer by Executive. This Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of the Company, and the heirs, executors and administrators of Executive, and shall be assignable by the Company only to any entity acquiring substantially all of the assets of the Company, whether by merger, consolidation, sale of assets or similar transactions.

11. Representations. Executive represents and warrants to the Company, and Executive acknowledges that the Company has relied on such representations and warranties in employing Executive, that neither Executive’s duties as an employee of the Company nor Executive’s performance of this Agreement will breach any other agreement to which Executive is a party, including, without limitation, any agreement limiting the use or disclosure of any information acquired by Executive prior to her employment with the Company. In addition, Executive represents and warrants and acknowledges that the Company has relied on such representations and warranties in employing Executive and that Executive has not entered into, and will not enter into any agreement, either oral or written, in conflict herewith.

12. Resolution of Disputes. Any dispute concerning the validity, interpretation, enforcement, or breach of this Agreement, or otherwise arising between the parties, shall (except to the extent otherwise provided in Section 9(h) with respect to certain requests for injunctive relief) be submitted to binding arbitration before the American Arbitration Association (“AAA”) for resolution. Such arbitration shall be conducted in the State of Delaware, and the arbitrator will apply Delaware law, including federal law as applied in Delaware courts. The arbitration shall be conducted in accordance with the AAA’s Employment Arbitration Rules, as modified by the terms set forth in this Agreement. The arbitration will be conducted by a single arbitrator, who shall be an attorney who specializes in the field of employment law and shall have prior experience arbitrating employment disputes. The award of the arbitrator shall be final and binding on the parties, and judgment on the award may be confirmed and entered in any state or federal court in the State of Delaware. The arbitration shall be conducted on a strictly confidential basis, and Executive shall not disclose the existence of a claim, the nature of a claim, any documents, exhibits, or information exchanged or presented in connection with any such a claim, or the result of any arbitration (collectively, “Arbitration Materials”), to any third party, with the sole exception of Executive’s legal counsel, who also shall be bound by all confidentiality terms of this Agreement. In the event of any court proceeding to challenge or enforce an arbitrator’s award, the parties hereby consent to the exclusive jurisdiction of the state and federal courts in the State of Delaware, and agree to venue in that jurisdiction. The parties agree to take all steps necessary to protect the confidentiality of the Arbitration Materials in connection with any such proceeding, agree to file all Confidential Information (and documents containing Confidential Information) under seal to the extent possible and agree to the entry of an appropriate protective order encompassing the confidentiality terms of this Agreement. Each party agrees to pay its own costs and fees in connection with any arbitration of a dispute arising under this Agreement, and any court proceeding arising therefrom, regardless of outcome; provided, however, that if Executive prevails on substantially all claims, then the Company shall reimburse Executive for attorneys’ fees reasonably incurred by Executive.

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13. Notices. Any notice, consent, demand, request or other communication given to a Person in connection with this Agreement shall be in writing and shall be deemed to have been given to such Person (a) when delivered personally to such Person or (b) provided that a written acknowledgment of receipt is obtained, five days after being sent by prepaid certified or registered mail, or two days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such Person (or to such other address as such Person shall have specified by ten (10) days advance notice given in accordance with this Section 13) or (c) in the case of the Company, on the first business day after it is sent by facsimile to the facsimile number set forth below (or to such other facsimile number as shall have been specified by ten (10) days advance notice given in accordance with this Section 13), with a confirmatory copy sent by certified or registered mail or by overnight courier in accordance with this Section 13.

If to the Company: 10990 Roe A venue, Overland Park, Kansas 66211

If to Executive: To the address of Executive’s principal residence as it appears in the Company’s records, with a copy to Executive (during the Term of Employment) at the Company’s principal executive office.

If to a beneficiary or transferee: To the address most recently specified by Executive, beneficiary or transferee through notice given in accordance with this Section 13.

14. Miscellaneous.

(a) Company Representations. Company hereby represents and warrants to Executive that each of the following statements is correct as of the date of this Agreement:

(i)	The Company is a corporation organized and validly existing under the laws of the State of Delaware and has been duly authorized by all necessary and appropriate action to enter into this Agreement and to consummate the transactions contemplated herein, and the individual executing this Agreement on behalf of the Company has been duly authorized by all necessary action on behalf of the Company. This Agreement creates a binding and legally enforceable agreement against the Company.

(ii)	Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated herein conflict with or will result in a breach of any of the terms, conditions or provisions of

(A)	the governing documents under which the Company is constituted; or

(B)	any agreement or instrument to which the Company is a party or by which it is bound.

(iii)	The Board has approved the employment of Executive pursuant to the Articles of Incorporation, bylaws and any other necessary documents or procedures of the Company.

(b) Entire Agreement. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and supersedes prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, among them with respect thereto.

(c) Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law so as to achieve the purposes of this Agreement.

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(d) Amendment or Waiver. No provision in this Agreement may be amended unless such amendment is set forth in a writing that specifically identifies the provision being amended and that is signed by the parties and in the case of the Company, such amendment has been approved by the Board or its designee. No waiver by any Person of any breach of any condition or provision contained in this Agreement shall be deemed a waiver of any similar or dissimilar condition or provision at the same or any prior or subsequent time. To be effective, any waiver must be set forth in a writing that specifically refers to the condition or provision that is being waived and is signed by the waiving Person and in the case of the Company, such waiver has been approved by the Board or its designee.

(e) Headings. The headings of the Sections and sub-sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(f) Beneficiaries/References. Executive shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit under this Agreement following Executive’s death by giving the Company written notice thereof. In the event of Executive’s death or a judicial determination of Executive’s incompetence, references in this Agreement to Executive shall be deemed, where appropriate, to refer to Executive’s beneficiary, transferee, estate or other legal representative.

(g) Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties hereunder shall survive any termination of Executive’s employment under this Agreement.

(h) Withholding Taxes. The Company may withhold from any amounts or benefits payable under this Agreement, or under any of the agreements of which forms are attached hereto, any taxes that are required to be withheld pursuant to any applicable law or regulation.

(i) 409A Provisions. Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein either shall either be exempt from the requirements of Section 409A of the Code, or shall comply with the requirements of such provision. Notwithstanding any provision in this Agreement or elsewhere to the contrary, if Executive is a “specified employee” within meaning of Section 409A of the Code, any payments or benefits due upon a termination of Executive’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Section 409A of the Code and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption and the permitted payments under Treas. Regs. Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (i) the date of which is six (6) months after Executive’s separation from service (as such term is defined in Section 409A of the Code and the regulations and other published guidance thereunder) for any reason other than death, and (ii) the date of Executive’s death. Notwithstanding anything in this Agreement or elsewhere to the contrary, distributions upon termination of Executive’s employment may only be made upon a “separation from service” as determined under Section 409A of the Code and such date shall be the Termination Date for purposes of this Agreement. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement or otherwise which constitutes a “deferral of compensation” within the meaning of Section 409A of the Code. All reimbursements and in-kind benefits provided under this Agreement shall be

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made or provided in accordance with the requirements of Section 409A of the Code. To the extent that any reimbursements pursuant to this Agreement or otherwise are taxable to Executive, any reimbursement payment due to Executive shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred; provided, that, Executive has provided the Company written documentation of such expenses in a timely fashion and such expenses otherwise satisfy the Company’ expense reimbursement policies. Reimbursements pursuant to this Agreement or otherwise are not subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that Executive receives in any other taxable year. Notwithstanding any of the foregoing to the contrary, the Company and their respective officers, directors, employees, or agents make no guarantee that the terms of this Agreement as written comply with, or are exempt from, the provisions of Code Section 409A, and none of the foregoing shall have any liability for the failure of the terms of this Agreement as written to comply with, or be exempt from, the provisions of Code Section 409A.

(j) Governing Law. This Agreement shall be governed, construed, performed and enforced in accordance with its express terms, and otherwise in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

(k) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed to be one and the same instrument.

(I) Joint Drafting. The Company and Executive acknowledge and agree that this Agreement was jointly drafted by the Company on the one side and by Executive on the other side. Neither party, nor any party’s counsel, shall be deemed the drafter of this Agreement in any proceeding that may hereafter arise between them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

YRC WORLDWIDE INC.

By:	/s/ James L. Welch
Name:	James L. Welch
Title:	Chief Executive Officer

EXECUTIVE

By:	/s/ Michelle A. Russell
Name:	Michelle A. Russell

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ANNEX A

Vesting Terms Applicable to Incentive Compensation Awards

1.	The following vesting terms shall apply with respect to the grant of the Initial Award contemplated by Section 4(a) of the Agreement:

Grant Date	As contemplated by Section 4(a) of the Agreement.
Vesting Dates	25% on January 1, 2013
25% on January 1, 2014
25% on January 1, 2015
25% on December 31, 2015

2.	The following vesting terms shall apply with respect to the grants of the Performance Awards contemplated by Section 4(b) of the Agreement:

	Grant 1	Grant 2	Grant 3	Grant 4
Grant Date	Between January 1, 2013 and March 31, 2013.	Between January 1, 2014 and March 31, 2014.	Between January 1, 2015 and March 31, 2015.	Between January 1, 2016 and March 31, 2016.

Vesting Date(s)	50% on the Grant Date and 50% on the first anniversary of the Grant Date.	50% on the Grant Date and 50% on the first anniversary of the Grant Date.	50% on the Grant Date and 50% on the first anniversary of the Grant Date.	50% on the Grant Date and 50% on the first anniversary of the Grant Date.

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EXHIBIT 31.1

CERTIFICATION PURSUANT TO

EXCHANGE ACT RULES 13A-14 AND 15D-14,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James L. Welch, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of YRC Worldwide Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 3, 2012	/s/ James L. Welch
James L. Welch
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

EXCHANGE ACT RULES 13A-14 AND 15D-14,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jamie G. Pierson, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of YRC Worldwide Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 3, 2012	/s/ Jamie G. Pierson
Jamie G. Pierson
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of YRC Worldwide Inc. on Form 10-Q for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James L. Welch, Chief Executive Officer of YRC Worldwide Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of YRC Worldwide Inc.

Date: May 3, 2012	/s/ James L. Welch
James L. Welch
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of YRC Worldwide Inc. on Form 10-Q for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jamie G. Pierson, Chief Financial Officer of YRC Worldwide Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of YRC Worldwide Inc.

Date: May 3, 2012	/s/ Jamie G. Pierson
Jamie G. Pierson
Executive Vice President and Chief Financial Officer